5/19



03050579

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co., Ltd

*CURRENT ADDRESS



PROCESSED MAY 20 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4015 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/19/03

82-4013

03 MAY 19 AM 7:21

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

AR/S
3-31-03

FOR IMMEDIATE RELEASE
MAY 13, 2003

On May 13, 2003, Eisai Co., Ltd., announced annual consolidated financial results for the fiscal year ended March 31, 2003.

- Date of the Board of Directors' Meeting for presentation of annual consolidated financial results: May 13, 2003
- These financial presentations do not conform to U.S. financial presentation standards.
- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, President and Chief Executive Officer
- Inquiries should be directed to:

Nobuo Deguchi
Corporate Officer (Vice President)
In Charge of Public Relations & Legal Affairs

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 03-3817-5190
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2002 – MARCH 31, 2003)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2002-March 31, 2003	¥466,613 mil.	8.1%	¥75,863 mil.	4.4 %	¥ 76,137 mil.	0.0%
April 1, 2001-March 31, 2002	¥431,673 mil.	19.3%	¥72,685 mil.	23.3%	¥76,118 mil.	20.4%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Sales
April 1, 2002-March 31, 2003	¥41,027 mil.	12.4%	¥141.16	¥139.85	10.9%	13.2%	16.3%
April 1, 2001-March 31, 2002	¥36,512 mil.	56.6%	¥123.50	¥122.25	10.3%	13.8%	17.6%

Notes: 1. Equity in earnings using equity method:
- Fiscal year ended March 31, 2003: ¥47 mil.
- Fiscal year ended March 31, 2002: ¥81 mil.

2. Average Common Stock issued and outstanding:
- Fiscal year ended March 31, 2003: 290,163,720
- Fiscal year ended March 31, 2002: 295,652,317

3. There have been no changes in accounting methods used by the Company during the fiscal year period.
4. Percentage increase (decrease) compares periods ended March 31, 2002 and 2001.

(2) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2003	¥591,721 mil.	¥388,247 mil.	65.6%	¥1,330.34
March 31, 2002	¥557,609 mil.	¥362,061 mil.	64.9%	¥1,241.12

Note: Common Stock issued and outstanding:
- Fiscal year ended March 31, 2003: 291,790,554
- Fiscal year ended March 31, 2002: 291,721,876

(3) CASH FLOW CONDITION

Year End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
March 31, 2003	¥57,606 mil.	(¥27,721 mil.)	(¥19,829 mil.)	¥121,271 mil.
March 31, 2002	¥56,864 mil.	(¥7,166 mil.)	(¥39,081 mil.)	¥121,763 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 33
- Non-consolidated subsidiaries: -
- Associated companies: 3

All figures less than 1,000,000 yen have been omitted.

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 2
- Number of companies omitted from consolidation: 5
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: -

2. FORECASTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income
April 1, 2003-September 30, 2003	¥ 243,000 mil.	¥40,500 mil.	¥24,000 mil.
April 1, 2003-March 31, 2004	¥ 500,000 mil.	¥80,000 mil.	¥48,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥168.27

Assumptions associated with the above forecast are noted on page 10 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than 1,000,000 yen have been omitted.

I. Business Flows Within the Group

The Group consists of Eisai Co.,Ltd. (the Company), 33 consolidated subsidiaries and 3 associated companies.
The diagram below shows the principal operations and flows within the Group.



[Japan]
<Pharmaceuticals Segment>
* Sannova Co., Ltd.
(Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd.
(Pharma Sales)
* KAN Research Institute, Inc.
(Research)
* Sanko Junyaku Co., Ltd.
(Diagnostics Prod./Sales)
* Palma Bee'z Research Institute Co.,Ltd
(Diagnostics Prod.Research)
1 other company
(Total 6 companies)
Products
Research
Products
Research
<Other Segment Areas>
* Eisai Seikaken Co., Ltd.
(Agriculture Materials Prod./Sales)
* Clinical Supply Co., Ltd.
(Pharma Equipment Prod./Sales)
* Herusu Co., Ltd.
(Pharma Prod. Machinery, Sales)
* Eisai Distribution Co., Ltd.
(Distribution)
* Sunplanet Co., Ltd.
(Others)
* 1 other company
(Total 6 companies)
Products
Products
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
Bulk
Research
Research
* Eisai Inc. (Pharma Production/Sales)
* Eisai Research Institute of Boston, Inc.
(Research)
* Eisai Medical Research, Inc.(Research)
* Eisai Corporation of North America
(Holding Company)
(Total 4 companies)
Europe
Research
Bulk
Research
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai B.V.(Pharma Production/Sales)
Products
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Sales)
* Eisai Farmaceutica S.A.
(Pharma Sales Promotion)
* Eisai London Research Laboratories Ltd.
(Research)
1 other company
(Total 7 companies)
Asia and Others
Products
Bulk
Products
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai Taiwan, Inc. (Pharma Prod./Sales)
* Eisai China, Inc. (Pharma Prod./Sales)
* Eisai Malaysia Sdn. Bhd. (Pharma Sales)
6 other companies (* : 5, # : 1)
(Total 10 companies)
<Other Segment Areas>
North America
Products
* Eisai U.S.A., Inc.
(Pharma Production Machinery Sales)
(Total 1 company)
Europe
Products
* Eisai Machinery GmbH
(Pharma Prod. Machinery Manufacture/Sales)
* Eisai Pharma-Chem Europe Ltd.
(Chemical & Products Sales Support & Food Additive Product Sales)
(Total 2 companies)
Shows Sales Flow
Symbol Explanation:
* : Consolidated Subsidiary (33 companies)
# : Associated Companies accounted for by the Equity Method (3 companies)

Affiliated Companies

(Consolidated Subsidiaries) (As of March 31, 2003)

Company Name	Location	Common Stock		Voting rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.87%	Diagnostic product prod./sales	(E) Diagnostic product production/sales	* 2,3
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.98%	Pharmaceutical prod./sales	(E) Pharmaceutical product purchase	* 3
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) contract basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distributon	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical instruments production/sales	-	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.12%	Administrative/Catering/Printing service, Real estate Management	-	* 5
Herusu Co., Ltd.	Tokyo	¥64	million	75.00%	Pharmaceutical machinery, quasi-drugs, etc. sales	(E) Pharmaceutical machinery, etc. sales, quasi-drugs etc. purchase	
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical prod./sales	-	
Dymec Co., Ltd.	Chiba Pref.	¥30	million	84.80% (84.80%)	Medical instruments production/sales	-	* 1,9
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.44% (25.44%)	Diagnostic product research	(E) Diagnostic product research	* 1,4
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company	-	* 3
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical bulk / sales	* 1,3,9
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00% (100.00%)	Basic research/clincial trial process research	(E) Basic research/ clincial trial process research	* 1,3
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Pharmaceutical machinery sales	(E) Bulk chem. prod./sales and machinery sales	* 1
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	* 1,4
Eisai Ltd.	London, U.K.	15,548	UK£	100.00%	Pharmaceutical sales/clinical research	(E) Pharmaceutical sales/clinical research	
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UK£	100.00%	Basic research	(E) Basic research	
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UK£	100.00%	Bulk chemical sales/sales support	(E) Bulk chemical sales support	
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery prod./sales	(E) Pharmaceutical machinery sales	* 1
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales	-	* 7
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical sales	-	
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales	(E) Pharmaceutical bulk production/sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical management/sales support	(E) Pharmaceutical management/sales support	
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia.	470	M$	98.09% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1,6
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales	-	
Eisai China Inc.	Suzhou, China	139,274	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	* 1,7
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	

(Equity in Earnings in Associated Companies Accounted for Equity Method) (As of March 31, 2003)

Company Name	Location	Common Stock (Unit: thouthands)		Voting rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	EUR	50.00% (50.00%)	Prescription pharmaceuticals	-	* 1,8
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90% (1.45%)	Pharmaceutical sales	(E) Pharmaceutical sales	* 1

Notes: *1. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by Eisai.

*2. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market (JASDAQ).

*3. Specially designated subsidiary according to the stock exchange law. (E) indicates Eisai Co., Ltd.

*4. New consolidated subsidiary.

*5. Sunplanet Co., Ltd. merged with Eland Co., Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. in April 2002. And Sunplanet Co.,Ltd. is the surviving company .

*6. The Company has a less than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., but is considered as a consolidated subsidiary under the application of the "controlling entity" standard.

*7. Eisai (Suzhou) Pharmaceutical Co., Ltd. changed its name to Eisai China, Inc. in July 2002, and Eisai S.A. changed its corporate form from Eisai S.A. (corporation) to Eisai S.A.S. (limited liability company) in September 2002.

*8. Dymec Co., Ltd. and Eisai-Novartis Verwaltungs GmbH are in the process of liquidation.

*9. In the consolidated financial results for the period under review, sales of subsidiaries representing greater than ten percent of consolidated sales include one subsidiary, Eisai Inc. and the principal financial results are noted below.

Sales	¥181,663 mil.
Ordinary income	¥6,920mil.
Net income	¥3,942mil.
Shareholder's equity	¥20,386 mil.
Total assets	¥102,421 mil.

2. Management Policy

1) Basic management policy
The Eisai Group (hereinafter referred to as "the Company") seeks to meet the diverse health care needs of patients and their families as well as general consumers under any health care system as a global human health care company (hhc) capable of making a meaningful contribution.

2) Medium- and long-term management strategy and topics/issues facing the Company
Amid dramatic changes in and complexity of the market environment, the Company is aiming at becoming "the global leader in benefiting patients" in its medium- and long-term strategic plan, setting pharmaceutical operations as its core business.

Our main challenge is to discover pharmaceutical products that make a contribution to curing diseases for which treatments have yet to be found, improve the quality of life, supply high-quality and reliable products and provide appropriate information. In doing so, we will endeavor to enhance corporate value.

(1) Research and development
We will concentrate management resources on the major therapeutic areas of neurology, gastroenterology and oncology in engaging in the efficient and expeditious discovery of superior medicines. We are endeavoring to acquire cutting-edge know-how and technologies through R&D facilities in Japan, the United States and Europe and the improvement of research and development capabilities by promoting closer interaction and cooperation among these R&D facilities. At the same time, we are actively pursuing joint research, alliances and licensing arrangements with Japanese and overseas research institutes and companies in efforts to strengthen and expand our pipeline.

We will also efficiently apply our research capabilities in Japan, the United States and Europe to clinical research through close relationship of the development functions in each of these countries, with the aim of quickly delivering new products to increase benefits to patients.

(2) Pharmaceuticals business
In the huge U.S. market with vast growth potential, we will actively augment the number of medical representatives and reinforce our production capabilities for realizing a more stable supply of products and better conveying proper use information. In doing so, we intend to make a contribution to patients and increase our earnings.

Given the lengthy recession and reforms of the medical-care system in Japan, the market environment is becoming ever harsher. Nevertheless, we are determined to promote the growth of prescription pharmaceuticals including *Aricept* and *Pariet* as we seek to make a greater contribution to patients.Simultaneously, we intend to institute structural reforms in order to flexibly cope with dramatic changes in the market by positioning consumer health care and diagnostics businesses as part of our core business.

In Europe, we are conducting operations in line with the policies of each country for controlling health care costs and the unification of the EU market. In the Chinese market, which shows strong growth potential in the future, and other Asian countries as well, we will strengthen our business foundation by augmenting the number of medical representatives.

(3) Maintenance and improvement of quality of pharmaceutical products
At manufacturing bases in Japan, the United States and Asia, we not only observe the quality standards of each country, but also engage in high-quality production in accordance with our own global standards. Also, in order to ensure the proper use of our products, we strive to devise new dosage forms and packaging as well as disseminate product-related information. We consider these initiatives as a vital component of maintaining and improving quality.

(4) Promotion of global environmental conservation
The Company gives top priority to conservation of the global environment to maintain corporate activities. As such, we proactively engage in resource and energy conservation, reduction of waste, recycling and other activities. In addition, we provide environmentally friendly products by undertaking the development of manufacturing technologies and product design aimed at reducing environmental burden.

3) Basic policy for appropriation of profit
The Company maintains a fundamental policy of rewarding shareholders with stable dividends by giving due consideration to consolidated performance and the ratio of dividends to shareholders' equity. At the same time, we will appropriate sufficient funds for enhancing R&D capabilities and strengthening competitiveness.

4) Improvement of corporate governance
Since fiscal 2000 we have been endeavoring to strengthen corporate governance with a view to ensuring the transparency of management and expediting the decision-making process. We are continuing our efforts to reinforce the functions of the Board of Directors, improve the Operating Officer system and the Corporate Governance Committee.

In the fiscal year under review, three out of the seven directors are outside directors while three out of the five corporate auditors are external auditors. Fifteen operating officers are assigned to principal divisions.

The Corporate Governance Committee is chaired by an outside director, who offers his opinions regarding the appointment of officers, officers' remuneration and other matters to the Board of Directors.
We intend to continue enhancing corporate governance in the future.

5) Compliance
The Company recognizes that observance of laws and ethical standards is a top priority. We believe compliance forms the basis of continued corporate existence. For this reason, we have defined a Charter for Business Compliance Behavior and are making efforts to ensure its observance by all officers and employees in their daily activities.

We have published the Compliance Handbook, which provides action guidelines for staff members in each country, and have improved it every year. We periodically conduct training programs for officers and staff and are working to improve the operation of the standing consultation contacts established both inside and outside the Company. In doing so, we are encouraging our employees to be fully compliant with laws and ethical standards.

3. Performance Review and Financial Position

1) Operating results for the year under review
[Sales and income]
The U.S., European, and Asian pharmaceutical markets continued growing despite the implementation of various measures designed to curb health care costs in each country. The Japanese pharmaceutical market, on the other hand, remained in a harsh operating environment because of a protracted economic slowdown, measures to restrain increases in health care costs, such as the National Health Insurance (NHI) price revision in April of last year, and mounting competition among companies.

Under these circumstances, the Company achieved the following consolidated results for the year under review:

Net sales	¥466,613 million (increase 8.1%, year on year)
Operating income	¥75,863 million (increase 4.4%)
Ordinary income	¥76,137 million (unchanged)
Net income	¥41,027 million (increase12.4%)

Net sales in the United States, Europe and Asia rose while net sales in Japan were firm. An examination by product shows that sales of *Aricept*, an Alzheimer's disease treatment, surged 20.4% from the previous year, to ¥115,309 million and sales of the proton pump inhibitor *Aciphex/Pariet* expanded 18.9%, to ¥117,402 million.

With respect to income, although we aggressively invested in research and development and marketing-related costs increased mainly overseas, operating income increased. This was attributed to an improvement in the product mix and a decrease in the cost ratio. Meanwhile, ordinary income leveled off due to the impact of exchange rate fluctuations. Nevertheless, net income increased.

[Conditions by segment]
(Net sales for each segment are net sales to external customers.)
(1) Performance by operating segment
Pharmaceuticals segment
Sales of prescription pharmaceuticals were robust. Sales of *Aricept* and *Aciphex/Pariet* rose in the United States, Europe and Asia while sales of *Aricept* and *Methycobal*, a peripheral neuropathy treatment, registered growth in Japan. With respect to consumer health care products and nonpharmaceutical products, expansion was recorded in sales of the Chocola-BB group of vitamin B_2 products.

As a result, pharmaceutical sales amounted to ¥441,663 million, up 8.9% year on year, while operating income came to ¥77,724 million, down 3.6%. Furthermore, the decline of operating income was caused by the introduction of

Enterprise Resource Planning (ERP) by the parent company and by the fact that this introduction led to the allocation of operating expenses in greater amounts to the pharmaceutical business from this period.

Other segments
Although sales of chemicals and food additives, animal health products and pharmaceutical production systems and machines dropped 4.9% year on year, to ¥24,949 million, operating income rose ¥1,029 million, to ¥651 million. The animal health products business was transferred to another company this February.

(2) Performance by geographic area
Japan
Sales in Japan amounted to ¥250,617 million, up 1.6%, and operating income came to ¥70,173 million, down 3.7%.
Sales of *Aricept* soared 59.9%, to ¥21,863 million while sales of *Methycobal* increased 4.7%, to ¥31,073 million. Also, along with the pharmaceutical business, the direct charge and allocation of operating costs in greater detail from this period have led to a substantial increase of the cost of relevant segments.

North America
Sales in North America climbed 14.3%, to ¥179,537 million, but operating income contracted 13.8%, to ¥5,694 million. Sales of *Aricept* amounted to ¥74,537 million, up 11.8%, and sales of *Aciphex* totaled ¥103,762 million, an increase of 19.3%. However, due to an increase in royalty payments to the parent company and to an expansion of personnel for developing our own logistical functions and for reinforcing operations, operating income decreased, but operating income before royalty payments increased from the previous period.

Europe
Sales in Europe grew 29.8%, to ¥27,318 million while operating income surged 50.8%, to ¥2,422 million. Sales of *Aricept* amounted to ¥16,622 million, up 22.2%, and sales of *Pariet* stood at ¥6,494 million, an increase of 19.0%.

Asia and other regions
Sales in Asia and other regions jumped 30.0%, to ¥9,138 million while operating income soared 108.4%, to ¥1,705 million. Sales of both *Aricept* and *Pariet* posted steady growth, expanding 27.4%, to ¥2,286 million, and 49.7%, to ¥1,331 million, respectively.

Total overseas sales except Japan came to ¥215,995 million, up 16.7%, accounting for 46.3% of the Company's total net sales.

[Profit appropriation]

The Company has decided to set the year-end dividend at ¥16 per share, unchanged from the same period of the previous year. Together with the interim dividend of ¥16 per share, an annual dividend of ¥32, an increase of ¥3 in dividends over the previous year, is scheduled. As a result, the payout ratio will be 22.7 % and the ratio of dividends to shareholders' equity (DOE) will be 2.5%.

2) Financial condition for the year under review

[Assets, etc.]

Total assets at the end of the year under review amounted to ¥591,721 million, an increase of ¥34,112 million from the end of the previous year. Trade receivables, deferred tax assets (current and fixed) and marketable securities, among other assets, reported an increase.

Total liabilities came to ¥194,140 million, up ¥7,777 million from the end of the previous year. Accrued income taxes and liabilities for retirement benefits were the main items that showed an increase. Meanwhile, accounts payable decreased.

Total shareholders' equity stood at ¥388,247 million yen, an increase of ¥26,186 million from the end of the previous year, with the shareholders' equity ratio of 65.6%.

[Cash flow]

Net cash provided by operating activities amounted to ¥57,606 million, up ¥742 million from the preceding year. Income before income taxes rose ¥7,071 million from the previous year, to ¥69,825 million. Meanwhile, depreciation and amortization expenses came to ¥17,965 million, and income taxes paid stood at ¥17,793 million.

Cash flows from investing activities totaled ¥27,721 million, up ¥20,555 million from the previous year, of which ¥21,668 million was used for acquisitions of property, plant and equipment. Meanwhile, net cash used in financing activities amounted to ¥19,829 million, a decrease of ¥19,251 million, due to the payment of dividends and buyback of shares from the market.

As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the year under review decreased by ¥558 million from the end of the previous year, to ¥127,271 million.

[Cash Flow Indices]

	Period ended March 31, 2000	Period ended March 31, 2001	Period ended March 31, 2002	Period ended March 31, 2003
Ratio of shareholders' equity to total assets (%) *1	67.8	63.0	64.9	65.6
Ratio of market capitalization to total assets (%) *2	165.1	168.3	164.8	107.7
Ratio of interest-bearing debt to operating cash flow (years) *3	1.38	0.31	0.15	0.04
Interest coverage ratio (times) *4	28.8	110.6	150.5	489.6

Notes

1: Shareholders' equity divided by total assets

2: Market capitalization (the stock price at the end of the year multiplied by number of shares outstanding at the end of the year (after treasury stock deduction)) divided by total assets.

3: Interest-bearing debt (corporate bond, borrowing, agent deposit receivable) divided by operating cash flow.

4: Operating cash flow divided by interest payment (interests paid)

[Capital expenditures]

Capital expenditures totaled ¥17,449 million, a decrease of ¥1,513 million from the previous year. The bulk of such expenditures were used to upgrade production facilities and research centers in Japan and the United States.

3) Progress in R&D

[R&D]

We are upgrading Eisai Research Institute of Boston, which is our second major research base after the Tsukuba Research Laboratories in Japan. As for genome-based drug discovery, we continue to invest resources aggressively, as well as concluding partnership agreements for joint research with cutting-edge companies that specialize in specific areas in which we aim to develop.

Among products under development, the Company obtained approval in November last year in the United States for new indication of *Aciphex/Pariet* for the eradication of *H. pylori*. In Europe, we have already been granted approval for such an indication, and we are conducting Phase III clinical trials in Japan as well. Also in Japan, applications are being made for the partial revision of their dosage and administration for gastroesophageal reflux disease.

As for *Aricept*, applications are being filed for approval for a new indication for vascular dementia in the United States and Europe. In Japan, preparations are under way for Phase II clinical trials.

In Europe, Phase II clinical trials have commenced for E2007, a selective AMPA receptor antagonist which aims at becoming a newly synthesized treatment for neural dysfunction associated with multiple sclerosis and Parkinson's disease, among other diseases. With respect to E7070, an anticancer agent with a new mechanism of action, Phase II clinical trials have begun for various types of cancer in Europe and the United States by monotherapy treatment as well as by combination treatment with other anticancer agents. With respect to E5564, an endotoxin antagonist, Phase II trials are under way in the United States for the treatment of sepsis as well as for improved prognosis following coronary artery bypass surgery as an additional indication.

In Japan, preparations are being made for the application for T-614, an anti-rheumatic agent, and *Cleactor*, which is aiming at obtaining approval for a new indication for pulmonary embolism treatment. In addition, the obesity management agent KES524 introduced from Abbott Laboratories is now in Phase II trials.

[Production]
In an effort to cope with the growth in sales of *Aricept* and *Aciphex/Pariet* in countries all over the world, the Company continues to establish a stable supply system at manufacturing bases in Japan and abroad.

In Japan, we made a transition to use more easily disposable materials in PTP sheets and adopted injection syringe labels to prevent medical errors. Also, we are endeavoring to improve identification and usability by indicating the lot and use-by date on the packaging enclosing the PTP sheets.

[Environmental activities]
In order to make a contribution to the conservation of the global environment, we are actively engaged in resource conservation activities through the utilization of the Green Power System aimed at energy conservation and reduction of CO_2, the operation of the ice and water thermal storage system at the Tsukuba Research Laboratories and Green Purchasing. Furthermore, we renewed ISO14001 Certification which we had already obtained at the Misato and Kashima Plants for the purpose of reinforcing our environmental management system.

We published on Environmental and Social Report 2002 wherein our environmental conservation activities are summarized.

4) Outlook for the fiscal year 2003 (ending March 31, 2004)
We project the following consolidated results for the next fiscal year:
Net sales ¥500.0 billion (a 7.2% increase year on year)
Operating income ¥80.0 billion (5.5% increase)
Ordinary income ¥80.0 billion (up 5.1%)
Net income ¥48.0 billion (up17.0%)
(Assumed foreign exchange rates used in the projections above are: US$ 1= ¥115, Euro 1= ¥120, £Stg 1= ¥190)

We expect net sales to grow due to a further rise in sales of *Aricept* and

Aciphex/Pariet throughout the world.

With respect to income, we will continue to actively allocate resources to R&D activities while endeavoring to improve the cost ratio and enhance the efficiency of managerial resources. As a result of these efforts, we anticipate an increase in income.

With respect to dividends, we expect to pay an annual total dividend of ¥36 per share (interim dividend of ¥18, year-end dividend of ¥18)

Note: The forward-looking statements contained in this report are based on information available to the Company at the time they were issued, and actual results could differ materially from these statements due to changes in economic conditions, foreign exchange rates, conditions affecting the pharmaceutical industry including revisions of the pharmaceutical affairs system, and other factors.

EISAI CO., LTD.
4-1) CONSOLIDATED BALANCE SHEET (ASSETS)

		March 31, 2002			March 31, 2003			Increase (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
Current assets:								
Cash and bank account			100,315			101,263		
Accounts and notes receivable-trade	5		129,796			149,049		
Short-term investments			31,177			35,335		
Inventories			33,623			35,061		
Deferred tax assets			16,421			19,285		
Other current assets			9,331			9,187		
Allowance for doubtful receivables			(233)			(201)		
Total current assets			320,431	57.7		348,981	59.0	28,550
Fixed assets:								
Property, plant and equipment								
Buildings and structures	2,6	127,865			129,597			
Accumulated depreciation		68,909	58,956		72,441	57,155		
Machinery and vehicles	6	84,808			88,210			
Accumulated depreciation		63,040	21,767		65,724	22,486		
Land	2		18,772			19,097		
Construction in progress			4,113			4,464		
Others	6	34,634			36,139			
Accumulated depreciation		26,132	8,502		27,658	8,480		
Net property, plant and equipment			112,112	20.1		111,685	18.9	(427)
Intangible assets			14,494	2.6		16,035	2.7	1,540
Investments and other assets								
Investment securities	1		65,473			66,994		
Long-term loans receivable			105			98		
Deferred tax assets			16,850			18,778		
Other assets	1		28,788			30,077		
Allowance for doubtful receivables			(647)			(929)		
Total investments and other assets			110,570	19.8		115,019	19.4	4,449
Total fixed assets			237,177	42.5		242,739	41.0	5,562
Total			557,609	100.0		591,721	100.0	34,112

EISAI CO., LTD.
4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

		March 31, 2002		March 31, 2003		Increase (Decrease)
Account Title	Note	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES						
Current liabilities:						
Accounts payable-trade		16,584		16,134		
Short-term borrowings	2	1,054		35		
Current portion of straight bonds	2	–		100		
Current portion of convertible bonds		5,483		–		
Accounts payable-other		58,816		41,145		
Accrued expenses		25,499		22,595		
Accrued income taxes		5,607		23,026		
Deffered tax liabilities		22		–		
Reserve for sales rebates		28,089		37,574		
Other reserves		648		796		
Other current liabilities		4,444		4,684		
Total current liabilities		146,249	26.2	145,992	24.7	(256)
Long-term liabilities:						
Straight bonds	2	100		–		
Deffered tax liabilities		865		344		
Liability for retirement benefits		36,669		45,417		
Retirement allowances for directors		1,777		1,764		
Consolidation account adjustment		240		178		
Other long-term liabilities		460		443		
Total long-term liabilities		40,113	7.2	48,148	8.1	8,034
Total liabilities		186,363	33.4	194,140	32.8	7,777
Minority Interests		9,184	1.7	9,332	1.6	148
Shareholders' equity:						
Common stock	7			44,985	7.6	97
Capital surplus				55,222	9.3	97
Retained earnings				302,669	51.2	27,617
Net unrealized gain (loss) on available-for-sale securities				1,424	0.2	1,539
Foreign currency translation adjustments				(1,502)	(0.2)	(2,968)
Treasury stock	7			(14,551)	(2.5)	(198)
Total shareholders' equity				388,247	65.6	26,186
Shareholders' equity:			8.0			
Common stock		44,888	9.9			
Additional paid-in capital		55,125	49.3			
Consolidated retained earnings		275,051	0.0			
Net unrealized gain (loss) on		(115)				
available-for-sale securities		1,465	0.3			
Foreign currency translation adjustments		(14,353)	(2.6)			
Treasury stock		362,061	64.9			
Total		557,609	100.0	591,721	100.0	34,112

EISAI CO., LTD.
5. CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	March 31, 2002 (Millions of Yen)		(%)	March 31, 2003 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales			431,673	100.0		466,613	100.0	34,939
Cost of sales	1		101,569	23.5		102,467	22.0	898
Gross profit on sales			330,104	76.5		364,145	78.0	34,041
Reversal of reserve for sales returns		(488)			(411)			
Provision of reserve for sales returns		411	(76)	(0.0)	545	134	0.0	211
Gross profit			330,181	76.5		364,011	78.0	33,830
Selling and general administrative expenses								
Research and development expenses	1	55,035			59,704			
Selling and general administrative expenses		202,459	257,495	59.7	228,443	288,148	61.7	30,652
Operating income			72,685	16.8		75,863	16.3	3,177
Non-operating income								
Interest income		2,444			1,471			
Dividend income		340			350			
Foreign exchange gains		804			–			
Gain on sales of marketable securities		6			–			
Amortization of consolidation account adjustment		61			61			
Equity in earnings of associated companies		81			47			
Other non-operating income		1,300	5,039	1.2	866	2,797	0.6	(2,241)
Non-operating exspenses								
Interest expense		296			56			
Foreign exchange losses		–			1,655			
Depreciation cost		–			266			
Other non-operating expenses		1,309	1,606	0.4	544	2,523	0.6	917
Ordinary Income			76,118	17.6		76,137	16.3	19
Extra-ordinary income								
Gain on sales of property, plant and equipment	2	93			15			
Gains on sales of investment securities		2			36			
Reversal of allowance for doubtful receivables		311			61			
Gain on sales of business	3	–			495			
Other extra-ordinary income		38	444	0.1	45	654	0.2	209
Extra-ordinary loss								
Loss on disposal of fixed assets	4	861			974			
Loss on impairment of securities		5,413			4,261			
Loss associated with U.S. vitamin E factory closure	5	2,481			–			
Loss on vitamin E litigation settlement	6	4,647			1,090			
Other extra-ordinary loss	7	405	13,809	3.2	640	6,966	1.5	(6,842)
Income before income taxes and minority interests			62,754	14.5		69,825	15.0	7,071
Income taxes-current		23,870			35,348			
Income taxes-deferred		2,228	26,098	6.0	(6,742)	28,606	6.1	2,508
Minority interests in income			143	0.0		191	0.1	47
Net income			36,512	8.5		41,027	8.8	4,515

EISAI CO., LTD.

6. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS /RETAINED EARNINGS

		April 1, 2001 - March 31, 2002		April 1, 2002 - March 31, 2003	
Account Title	Note	(Millions of Yen)		(Millions of Yen)	
Capital surplus					
Capital surplus reserve, beginning balance					55,125
Increase in additional paid-in capital					
-Conversion of convertible bonds				97	97
Capital surplus ending balance					55,222
Retained earnings, beginning balance					
Consolidated earned surplus, beginning balance					275,051
Increase in retained earnings					
Net income				41,027	41,027
Decrease in retained earnings					
- Loss on treasury stock				4,023	
- Dividends				9,288	
- Bonuses to directors				98	13,410
Retained earnings, ending balance					302,669
Retained earnings, beginning balance			246,350		
Decrease in retained earnings					
- Dividends		7,707			
- Bonuses to directors		102	7,810		
Net income			36,512		
Retained earnings, ending balance			275,051		

EISAI CO., LTD.

7. CONSOLIDATED STATEMENTS OF CASH FLOWS April 1 to March 31, 2003 and 2002

Account Title	Note	April 1, 2001-March 31,2002 (Millions of Yen)	April 1, 2002-March 31,2003 (Millions of Yen)	Increase (Decrease) (Millions of Yen)
I. Operating activities:				
Income before income taxes and minority interests		62,754	69,825	
Depreciation and amortization		15,331	17,965	
Amortization of consolidation account adjustment		(61)	(61)	
Increase (decrease) in allowance for doubtful receivables		(149)	264	
Interest and dividend income		(2,784)	(1,821)	
Interest expense		296	56	
Equity in earnings of associated companies		(81)	(47)	
Net loss on sales and disposal of fixed assets		768	959	
Provision for liability for retirement benefits		7,476	12,068	
Gain on sales of short-term investments and investment securi		(1)	(35)	
Loss on impairment of securities		5,413	4,266	
Loss on vitamin E litigation settlement		4,647	1,090	
Loss associated with U.S.vitamin E factory closure		2,481	_	
Increase in trade receivables		(9,853)	(22,294)	
Decrease (Increase) in inventories		985	(2,394)	
Increase (Decrease) in accounts payable		348	(108)	
Decrease in other current liabilities		_	(9,765)	
Increase in reserve for sales rebates		7,097	12,352	
Other		8,027	(6,051)	
Sub-total		102,696	76,270	(26,425)
Interest and dividends received		3,056	1,634	
Interest paid		(377)	(117)	
Payments on vitamin E litigation settlement		(7,155)	(2,387)	
Income taxes paid		(41,355)	(17,793)	
Net cash provided by operating activities		56,864	57,606	742
II. Investing activities:				
Purchases of short-term investments		(2,801)	(24,393)	
Proceeds from sales and redemptions of short-term investmen		13,816	32,631	
Purchases of property, plant and equipment		(16,260)	(21,668)	
Proceeds from sales of property, plant and equipment		119	16	
Purchases of intangible assets		(6,540)	(4,492)	
Payment for acquisition		(1,987)	_	
Purchases of investment securities		(17,195)	(17,519)	
Proceeds from sales and redemtions of investment securities		13,554	6,574	
Decrease (Increase) in time deposits (exceeding 3 months)		7,705	(61)	
Other		2,422	1,191	
Net cash used in investing activities		(7,166)	(27,721)	(20,555)
III.Financing activies:				
Decrease in short-term bank borrowings		(6,588)	(1,003)	
Repayment of long-term debt		(417)	_	
Redemption of corporate bond repayment		(10,000)	(12)	
Purchase of treasury stock		(13,910)	(9,225)	
Dividends paid		(7,707)	(9,228)	
Other		(457)	(300)	
Net cash used in financing activities		(39,081)	(19,829)	19,251
Effect of exchange rate changes on cash and cash equivalents		4,298	(4,546)	(8,845)
Net increase in cash and cash equivalents		14,914	(5,508)	(9,406)
Cash and cash equivalents at beginning of year		106,338	121,763	15,424
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year		509	_	(509)
Cash and cash equivalents at end of period		121,763	127,271	(5,508)

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENT

April 1, 2001- March 31, 2002	April 1, 2002- March 31, 2003
1.Scope of Consolidation Consolidated subsidiaries: 36 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Sunplanet Co., Ltd. and Eisai Farmaceutica S.A. which were established in this period and Gakuen Shoji Co., Ltd. which was affected by a change of voting rights ownership percentage are treated as consolidated subsidiaries. Eisai Europe Ltd. was liquidated in May 2001.	1.Scope of Consolidation Consolidated subsidiaries: 33 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Palma Bee'Z Research Institute Co., Ltd. and Eisai Medical Research Inc. are treated as consolidated subsidiaries because these were established during this period. Eland Co.,Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged into Sunplanet Co., Ltd. (surviving company) in April 2002.
2.Number of Companies Accounted for by the Equity Method Associated companies: 3 Companies (Bracco-Eisai Co., Ltd., two other companies) Gakuen Shoji Co.,Ltd. which was affected by a change of rate of voting rights ownership is treated as a consolidated subsidiary from this period. Eisai-Novartis GmbH & Co., KG was liquidated in April 2001.	2.Number of Companies Accounted for by the Equity Method Associated companies: 3 Companies (Bracco-Eisai Co., Ltd., two other companies)
3. Treatment of Subsidiary in which the Fiscal Period End is Other Than That of the Company The fiscal period end of Eisai (Suzhou) Pharmaceutical Co., Ltd. is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, 2001, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.	3. Treatment of Subsidiary in which the Fiscal Period End is Other Than That of the Company The fiscal period end of Eisai China Inc. (the name changed from Eisai (Suzhou) Pharmaceutical Co., Ltd.) is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, 2002, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.
4.Significant Accounting Policies 1. Accounting Policies for Certain Assets (1) Marketable and Investment Securities Held-to-maturity Securities: Stated at amortized cost. Available-for-sale Securities: Marketable securities:	4.Significant Accounting Policies 1. Accounting Policies for Certain Assets (1) Marketable and Investment Securities Held-to-maturity Securities: Same as in the left

April 1, 2001- March 31, 2002	April 1, 2002- March 31, 2003
Stated at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method.	
(2) Derivatives Derivatives are stated at fair market value.	(2) Derivatives Same as in the left
(3) Inventories Inventories are stated at cost substantially determined by the average method for the Company and the consolidated subsidiaries in Japan, and at lower of cost or market method determined by the first-in first-out method in the consolidated subsidiaries outside Japan, for finished products, goods, work-in-process products, raw materials, supplies.	(3) Inventories Same as in the left
2. Depreciation of Fixed Assets (1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets in the Company and consolidated subsidiaries in Japan, while the straight-line method is used in foreign consolidated subsidiaries. The ranges of useful lives of assets are noted as follows: Buildings 15 to 65 years Machinery and equipment 6 to 7 years	2. Depreciation of Fixed Assets (1) Property, plant and equipment Same as in the left
(2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method for the Parent Company and all consolidated subsidiaries. Amortization for software used internally is computed by the straight-line method over useful lives of five years.	(2) Intangible assets Same as in the left
(3) Deferred charges Stock issue costs and start-up costs are charged to income as incurred.	(3) Deferred charges Stock issuance costs are charged to income as incurred.
(4) Accounting Policies for Certain Reserves (a) Allowance for doubtful receivables The allowance for doubtful receivable is stated at	(4) Accounting Policies for Certain Reserves (a) Allowance for doubtful receivables

April 1, 2001- March 31, 2002	April 1, 2002- March 31, 2003
amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in receivables outstanding.	Same as in the left
(b) Reserve for sales rebates The reserve is stated at an amount determined by multiplying inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion of sales rebates in consolidated subsidiaries is calculated using an estimated rebate percentage associated with sales amounts at the end of the period.	(b) Reserve for sales rebates Same as in the left
(c) Other reserves For the Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other current reserves in current liabilities of the period.	(c) Other reserves Same as in the left
1) Reserve for sales returns A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the account receivable balance, the average return ratio of the current and previous periods and the current profit ratio.	1) Reserve for sales returns Same as in the left
2) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal year periods.	2) Reserve for write-off of goods returned Same as in the left
(d) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in	(d) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations. And plan assets at the balance sheet date. The transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in

April 1, 2001- March 31, 2002	April 1, 2002- March 31, 2003
consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss by the Company is being amortized over five years by the straight-line method from the preceding fiscal year.	consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss by the Company and certain consolidated subsidiaries in Japan is being amortized over five years by the straight-line method from the preceding fiscal year.
(e) Retirement allowances for Directors and Corporate Auditors The Company and certain consolidated subsidiaries in Japan provide a reserve for retirement allowances for Directors and Corporate Auditors in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the period.	(e) Retirement allowances for Directors and Corporate Auditors Same as in the left
(5) Standards for translation of principal assets and liabilities in foreign currencies into Yen Monetary receivables and payables determined in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the balance sheet date, income, and expense thereof are translated into Yen based on the average rate during the period and any difference arising out of such translation is included in the foreign currency translation adjustment account in shareholders' equity.	(5) Standards for translation of principal assets and liabilities in foreign currencies into Yen Same as in the left
(6) Leases Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease for the Company and subsidiaries in Japan. For subsidiaries outside Japan, finance leases are generally accounted for as capital purchase.	(6) Leases Same as in the left
(7) Consumption tax Income and expenses are recorded net of consumption taxes.	(7) Consumption tax Same as in the left

April 1, 2001- March 31, 2002	April 1, 2002- March 31, 2003
5.Valuation of Assets and Liabilities of Consolidated Subsidiaries The assets and liabilities of the consolidated subsidiaries are valued using the full mark-to-market method.	5.Valuation of Assets and Liabilities of Consolidated Subsidiaries Same as in the left
6.Amortization of Excess of Net Assets over Cost Any difference between the cost of an investment in a subsidiary and the amount of underlying equity in net assets of the subsidiary is treated as either an asset or a liability and amortized over a period of five years on a straight-line basis.	6.Amortization of Excess of Net Assets over Cost Same as in the left
7.Profit Distribution Treatment In the consolidated statement of retained earnings, the profit distribution of consolidated companies is that which has been confirmed within the fiscal year period.	7.Profit Distribution Treatment Same as in the left
8.Consolidated Statements of Cash Flows Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	8.Consolidated Statements of Cash Flows Same as in the left

Changes in Accounting Policy

April 1, 2001-March 31, 2002	April 1, 2002-March 31, 2003
————————	1. Application of the Accounting Standard on the Legal Surplus and the Reversal of Legal Surplus etc. The Company applied the Accounting Standard on the Legal Surplus and the Reversal of Legal Surplus etc. (Corporate Accounting Standard, Sub-paragraph 1) to the statement from this period. The effect of this application to profits and losses for this period is insignificant. Consequently, loss on treasury stock 4,023 million yen in the statements of income was deducted from unappropriated retained earnings. In accordance with the revision of the Regulations of Consolidated Financial Statements, shareholders' equity section in the consolidated balance sheet and the consolidated statement of retained earning for the period were provided under the revised regulations. 2. Earnings per share The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Effects of this application is presented in 15. ASSETS, EARNINGS PER SHARE.

Changes in Presentation Methods

April 1, 2001-March 31, 2002	April 1, 2002-March 31, 2003
(Consolidated Income Statement) As the amount of Loss on impairment of securities, included in *Others* of extra-ordinary losses in the prior period, exceeded 10% of extra-ordinary losses, it was separately treated and presented in an independent account title from this period. Reported amount as Loss on impairment of securities in the prior period was 231 million yen.	(Consolidated Income Statement) As the amount of Depreciation and amortization cost, included in *Others* of non-operating expenses in the prior period, exceeded 10% of non-operating expenses, it was separately presented in the statement of income from this period. Reported amount as Depreciation and amortization cost in the prior period was 144 million yen. (Consolidated Statements of Cash Flows) As the amount of Decrease in other current liabilities, included in *Others* of Operating activities in the prior period, increased than ever before, it was separately treated and presented in an independent account title from this period. Reported amount as Increase in other current liabilities included in the cash flows by operating activities in the prior period was 4,270 million yen.

NOTES TO CONSOLIDATED BALANCE SHEET

March 31, 2002

*1.Items of associated companies

Marketable securities (stocks)	¥327 mil.
Investments in other assets	1 mil.

*2.Pledged assets and debts

Pledged assets		
Buildings and Structures		341 mil.
Land		242 mil.
Total		583 mil.
Pledged debts		
Short-term debt	--	
Debt with less than 1 year maturity		150 mil.
Long-term debt	--	
Corporate bonds		100 mil.
Total		250 mil.

3. Contingent debts
The Parent Company is a solidarity guarantee for the following warrantees.

Warrantee	Item	Yen (mil.)
Employees	Housing loans	147
Wakayama Seikaken Co., Ltd.	Bank loans	5

4. Trade notes receivable discounted amounted to 272 million yen.

*5. Matured notes at the closing date of the period were settled on note clearing date. As the closing date of the period fell on holiday of banking facilities, the following matured notes were included in the balance at the end of the period;

Notes receivable 223 million yen

*6.Reduction entry deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies was 205 million yen, and includes the following items;

Buildings and structures
20 million yen
Machinery and equipment, and delivery equity
185 million yen
Others 0 million yen

March 31, 2003

*1.Items of associated companies

Marketable securities (stocks)	¥343 mil.
Investments in other assets	1mil.

*2.Pledged assets and debts

Pledged assets	
Land	82 mil.
Pledged debts	
Corporate bonds	100 mil.

3. Contingent debts
The Parent Company is a solidarity guarantee for the following warrantees.

Warrantee	Item	Yen (mil.)
Employees	Housing loans	138

4. ―――――

5. ―――――

*6. Same as in the left

March 31, 2002	March 31, 2003
*7. ――――――	*7. Issued stocks Common stock 296,566,949 Treasury stocks owned by consolidated companies and associated companies Common stocks 4,776,395

NOTES TO THE CONSOLIDATED INCOME STATEMENT

April 1, 2001-March 31, 2002	April 1, 2002-March 31, 2003
*1.Total general and administrative expenses and research and development cost included in manufacturing expenses for the period. ¥55,035 mil.	*1.Total general and administrative expenses and research and development cost included in manufacturing expenses for the period. ¥59,704 mil.
*2.Principal profits on sales of fixed assets. Land ¥41mil.	*2. ――――――
*3. ――――――	*3.Enterprise transfer profit is net gains and losses on the veterinary products business transfer.
*4. ――――――	*4. Loss on disposal of fixed assets Buildings and structures ¥414 mil. Machinery, equipment and delivery equipment ¥216 mil.
*5. Loss associated with U.S. vitamin E factory closure Extraordinary loss recorded in the period associated with the U.S. vitamin E factory closure amounted to 2,481 million yen. This loss is associated with the closure of a synthetic vitamin E production facility and the discontinuance of bulk chemical sales in a U.S. subsidiary and the loss has been recorded as an extra-ordinary loss in the period under review. The loss is mainly comprised of a valuation loss on property, plant and equipment of 1,994 million yen.	*5. ――――――
*6. Loss on vitamin E litigation settlement Extra-ordinary loss recorded in the period as "Loss on vitamin E litigation settlement" amounted to 4,647 million yen including additional expenses associated with civil settlements reached with direct purchasers of synthetic vitamin E in the U.S., and a charge levied by a notice of determination of the European Commission, etc.	*6. ――――――
*7. Extraordinary Loss *Other* category principal contents is as follows: Provision for doubtful accounts receivable ¥172 mil.	*7. Extraordinary Loss *Other* category principal contents is as follows: Loss on impairment of golf club membership ¥401 mil.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

<table>
<tr><th>April 1, 2001-March 31, 2002</th><th>April 1, 2002-March 31, 2003</th></tr>
<tr><td>
1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.

Cash and bank accounts ¥ 100,315 million
Marketable securities ¥ 31,177 million
Total ¥ 131,492 million

Time deposits in which maturities are over three months (¥492 million)

Over 3 month investments included in "Short-term investments" (¥9,237 million)

Cash and cash equivalents ¥121,763 million

2. Significant non-cash transactions
(1) Convertible Bonds
Common stock increased through convertible bond conversion ¥1mil.
Paid in capital increased through convertible bond conversion ¥0mil.
Convertible bonds decreased through convertible bond conversion ¥2mil.

(2) Details of assets and liabilities of Newly Consolidated Companies
Current assets ¥1,965 mil.
Fixed assets ¥276 mil.
Total assets ¥2,242 mil.
Current liabilities ¥1,651 mil.
Long-term liabilities ¥85 mil.
Total liabilities ¥1,736 mil.
</td><td>
1. Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end.

Cash and bank accounts ¥ 101,263 million
Marketable securities ¥ 35,335 million
Total ¥ 136,335 million

Time deposits in which maturities are over three months (¥539 million)

Over 3 month investments included in "Short-term investments" (¥8,788 million)

Cash and cash equivalents ¥121,271 million

2. Significant non-cash transactions
(1) Convertible Bonds
Common stock increased through convertible bond conversion ¥97 mil.
Capital surplus increased through convertible bond conversion ¥97 mil
Loss on treasury stock through convertible bond conversion (¥4,023 mil)
Treasury stock decrease through convertible bond conversion ¥9,299 mil
Convertible bonds decreased through convertible bond conversion ¥5,470 mil.

(2) ——
</td></tr>
</table>

8. SEGMENT INFORMATION

1. Industry Segment Information

(1) For the fiscal year ended March 31, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥405,433	¥26,240	¥431,673	–	¥431,673
(2) Intersegment sales	97	14,410	14,507	(¥14,507)	–
Total sales	405,530	40,651	446,181	(14,507)	431,673
Operating expenses	324,912	41,028	365,941	(6,953)	358,988
Operating income (loss)	¥80,618	(¥377)	¥80,240	(¥7,554)	¥72,685
II. Assets, depreciation, and capital expenditures					
-Assets	¥408,656	¥30,621	¥439,278	¥118,330	¥557,609
-Depreciation & amortization	14,181	806	14,988	343	15,331
-Capital expenditures	¥26,010	¥1,078	¥27,088	¥159	¥27,248

(2) For the fiscal year ended March 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥441,663	¥24,949	¥466,613	–	¥466,613
(2) Intersegment sales	234	15,781	16,016	(¥16,016)	–
Total sales	441,898	40,731	482,630	(16,016)	466,613
Operating expenses	364,174	40,080	404,254	(13,504)	390,750
Operating income	¥77,724	¥651	¥78,375	(¥2,512)	¥75,863
II. Assets, depreciation, and capital expenditures					
-Assets	¥415,803	¥27,536	¥443,340	¥148,381	¥591,721
-Depreciation & amortization	17,150	644	17,795	170	17,965
-Capital expenditures	¥20,578	¥937	¥21,516	¥426	¥21,942

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Veterinary and livestock feed products; Food additives; Chemicals; Machinery; Others

Veterinary business (veterinary and livestock feed products) was transferred in February 2003.

(3) Operating expenses, which are not allocated to each segment and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2002: ¥7,457 million
For the year ended March 31, 2003: ¥2,578 million

(4) Corporate assets included in eliminations and corporate consist mainly of surplus operating capital (cash and marketable securities) and long-term investments (investment securities).

For the year ended March 31, 2002: ¥122,889 million
For the year ended March 31, 2003: ¥151,890 million

2. Geographical Segment Information

(1) For the fiscal year ended March 31, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥246,569	¥157,017	¥21,054	¥7,032	¥431,673	–	¥431,673
(2) Intersegment sales	46,795	11,977	2,850	73	61,697	(¥61,697)	–
Total sales	293,365	168,995	23,904	7,106	493,371	(61,697)	431,673
Operating expenses	220,474	162,388	22,298	6,287	411,448	(52,460)	358,988
Operating income	¥72,890	¥6,606	¥1,606	¥818	¥81,922	(¥9,236)	¥72,685
II. Assets	¥352,442	¥115,785	¥20,757	¥7,865	¥496,851	¥60,757	¥557,609

(2) For the fiscal year ended March 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥250,617	¥179,537	¥27,318	¥9,138	¥466,613	–	¥466,613
(2) Intersegment sales	58,295	14,143	3,294	66	75,800	(75,800)	–
Total sales	308,913	193,681	30,613	9,205	542,414	(75,800)	466,613
Operating expenses	238,740	187,986	28,191	7,499	462,418	(71,668)	390,750
Operating income	¥70,173	¥5,694	¥2,422	¥1,705	¥79,995	(¥4,132)	¥75,863
II. Assets	¥360,905	¥115,005	¥22,625	¥8,502	¥507,038	¥84,683	¥591,721

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, Germany, France, etc.
- -Asia and Others: East Asia, South-Asia and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent company.

(4) Operating expenses that are not allocated to each segment, and are included in eliminations and corporate, consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2002: ¥7,457 million
For the year ended March 31, 2003: ¥2,578 million

(5) Corporate assets included in eliminations and corporate, consist mainly of surplus operating capital (cash and marketable securities) and long-term investments (investment securities).

For the year ended March 31, 2002: ¥122,889 million
For the year ended March 31, 2003: ¥151,890 million

3. Overseas Sales

(1) For the period ended March 31, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥162,719	¥27,134	¥9,729	¥199,583
2. Consolidated sales				¥431,673
3. Share of overseas sales	37.7%	6.3%	2.2%	46.2%

(2) For the period ended March 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥185,870	¥36,026	¥11,561	¥233,458
2. Consolidated sales				¥466,613
3. Share of overseas sales	39.8 %	7.7%	2.5 %	50.0%

Notes:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, Germany, France, etc.
-Asia and Other: East Asia, South-East Asia, and South-Central America, etc.
(3)Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9.LEASE TRANSACTIONS

April 1, 2001 – March 31, 2002

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Buildings and structures:	¥2	¥1	¥1
Machinery and vehicles:	750	343	406
Others:	3,457	1,239	2,217
Total:	¥4,210	¥1,585	¥2,625

(2) Obligation under financial leases

Due within one year	¥1,002 mil.
Due over one year	¥1,699 mil.
Total	¥2,701 mil.

(3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	¥1,214 mil.
Depreciation expense	¥1,128 mil.
Interest expense	¥ 79 mil.

(4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest -bearing.

2. Minimum rental payments under non-cancelable operating leases

Due within one year	¥844mil.
Due over one year	1,840mil.
Total	¥2,684mil.

April 1, 2002 – March 31, 2003

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Buildings and structures:	¥18	¥6	¥12
Machinery and vehicles:	726	425	301
Others:	3,483	1,651	1,831
Total:	¥4,228	¥2,083	¥2,144

(2) Obligation under financial leases

Due within one year	¥1,055 mil.
Due over one year	¥1,133 mil.
Total	¥2,188 mil.

(3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	¥1,144 mil.
Depreciation expense	¥1,073 mil.
Interest expense	¥80 mil.

(4) Calculation method for depreciation expense for leased assets;

Same as in the left

(5) Calculation method for Interest expense for leased assets;

Same as in the left

2. Minimum rental payments under non-cancelable operating leases

Due within one year	¥1,084 mil.
Due over one year	2,557 mil.
Total	¥3,642 mil

10. Transactions with Related Parties

There were no significant transactions with related parties in the previous and present consolidated fiscal years.

11. INCOME TAXES

April 1, 2001 – March 31, 2002

1. Details of principal deferred tax assets and liabilities are noted below.

(1) Current assets

Deferred tax assets	(Millions of Yen)
Clinical research expense	¥4,722
Unrealized gain on intercompany sales of inventory	4,084
Accrued bonuses	2,174
Sales return reserve	1,468
Other	4,147
Sub-total	¥16,597
Less valuation allowance	(53)
Total deferred tax assets	¥16,544
Deferred tax liabilities	
Cost of goods differential	(¥110)
Others	(36)
Total deferred tax liabilities	(¥146)
Net deferred tax assets(*)	¥16,398

(2) Fixed assets

Deferred tax assets	
Liability for retirement benefits	¥9,999
Deferred loss carry forwards	3,987
Losses on valuation of fixed assets	2,627
Depreciation	1,773
Amortization of transitional obligation for employees' retirement benefits	1,488
Deferred assets	1,185
Other	3,536
Sub-total	¥24,599
Less valuation allowance	(4,088)
Total deferred tax assets	¥20,510
Deferred tax liabilities	
Depreciation	(¥2,971)
Land	(895)
Retained earnings for reduction of fixed assets costs	(658)
Total deferred tax liabilities	(¥4,525)
Net deferred tax assets(*)	¥15,985

April 1, 2002 – March 31, 2003

1. Details of principal deferred tax assets and liabilities are noted below.

(1) Current assets

Deferred tax assets	(Millions of Yen)
Clinical research expense	¥5,179
Unrealized gain on intercompany sales of inventory	4,605
Accrued bonuses	2,701
Sales return reserve	2,238
Accrued enterprise tax	1,903
Other	3,079
Sub-total	¥19,708
Less valuation allowance	(145)
Total deferred tax assets	¥19,562
Deferred tax liabilities	
Cost of goods differential	(¥264)
Others	(12)
Total deferred tax liabilities	(¥276)
Net deferred tax assets(*)	¥19,285

(2) Fixed assets

Deferred tax assets	
Liability for retirement benefits	¥15,654
Deferred loss carry forwards	3,619
Losses on valuation of fixed assets	2,517
Depreciation	1,548
Deferred assets	1,321
Amortization of transitional obligation for employees' retirement benefits	914
Other	2,221
Sub-total	¥27,798
Less valuation allowance	(4,025)
Total deferred tax assets	¥23,773
Deferred tax liabilities	
Depreciation	(¥2,806)
Net unrealized gain (loss) on available-for-sale securities	(1001)
Land	(895)
Retained earnings for reduction of fixed assets costs	(¥633)
Other	¥1
Total deferred tax liabilities	(¥5,338)
Net deferred tax assets(*)	¥18,434

April 1, 2001 – March 31, 2002	April 1, 2002 – March 31, 2003
* Each amount of net deferred tax assets has been recorded as follows in the balance sheet; (Millions of Yen) Current assets – Deferred tax assets ¥16,421 Current liabilities – Deferred tax liabilities ¥22 Fixed assets – Deferred tax assets ¥16,850 Fixed liabilities – Deferred tax liabilities ¥865	* Each amount of net deferred tax assets has been recorded as follows in the balance sheet; (Millions of Yen) Current assets – Deferred tax assets ¥19,285 Current liabilities – Deferred tax liabilities ¥– Fixed assets – Deferred tax assets ¥18,778 Fixed liabilities – Deferred tax liabilities ¥344
2. Since the effective income tax rates of the Company differed from the statutory tax rate by less than 5% disclosure of details is omitted.	2. Same as in the left
3. ――――――――	3. Change of tax rate Corporate enterprise tax rate will be changed from April 1, 2004 under the revision of Sub-paragraph 9 of the Local Tax Law issued on March 31, 2003. In accordance with this change, legal effective tax rate, obtained from deferred tax assets and liabilities related to temporary differences which are expected to be dissolved after April 1, 2004, was changed from 41.6% to 41.0%. Because of this change, deferred tax assets (after deferred tax liability deduction) in the consolidated balance sheet decreased 299 million yen, other loss on impairment of securities increased 17 million yen and income tax-deferred in the consolidated statement of income increased 316 million yen,.

12. SECURITIES

1. FISCAL YEAR ENDED MARCH 31, 2002

1) MARKET VALUE OF HELD-TO-MATURITY MARKETABLE BONDS

(Millions of Yen)

Carrying amounts lower than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)
1. Government bonds	¥10	¥10	¥0
2. Corporate bonds	7,663	7,734	70
3. Other	2,199	2,203	4
Sub-total	¥9,872	¥9,948	¥75
Carrying amounts higher than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)
1. Government bonds	¥-	¥-	¥-
2. Corporate bonds	33,844	30,080	(3,763)
3. Other	199	199	(0)
Sub-total	¥34,043	¥30,279	(¥3,764)
TOTAL	¥43,916	¥40,228	(¥3,688)

2) MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

Cost lower than carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥6,924	¥9,622	¥2,697
2. Bonds	11	11	0
Government bonds	10	10	0
Corporate bonds	1	1	0
3. Other	5,206	5,248	41
Sub-total	¥12,142	¥14,881	¥2,739
Cost exceeding carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥11,472	¥8,646	(¥2,826)
2. Bonds	-	-	-
Government bonds	-	-	-
Corporate bonds	-	-	-
3. Other	3,982	3,880	(101)
Sub-total	¥15,455	¥12,527	(¥2,927)
TOTAL	¥27,597	¥27,409	(¥187)

Notes:

In the period ended March 31, 2002, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥5,355 million.

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in value at the period end is between 30% and 50% of the carrying amount, judging from the transition of market price and the fair value at period end, except when it is anticipated that the market value is recoverable.

3) OTHER MARKETABLE SECURITIES SOLD WITHIN THE FISCAL YEAR PERIOD (April 1, 2001 – March 31, 2002)

(Millions of Yen)

Sales amount	Gain on sales	Loss on sales
¥152	¥8	¥1

4) HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES WHOSE FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

1. Held-to-Maturity Securities

	Mar-31-2002
Unlisted foreign bonds	-

2. Available-for-sale securities

	Mar-31-2002
Unlisted stocks, except OTC traded stocks	¥1,056
Money management fund	12,898
Mid-term government bond fund	1,534
Free financial funds	7,506
Preferred investment certificates	¥2,000

5) THE CARRYING VALUES OF AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES AT CONTRACTUAL MATURITIES AS OF MARCH 31, 2002

(Millions of Yen)

	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
I. Bonds				
Government bonds	¥20	¥-	¥-	¥-
Corporate bonds	6,990	15,427	19,090	-
Other	2,098	300	-	-
II. Other	148	4,214	218	10
Total	¥9,258	¥19,942	¥19,309	¥10

2. FISCAL YEAR ENDED MARCH 31, 2003

1) MARKET VALUE OF HELD-TO-MATURITY MARKETABLE BONDS

(Millions of Yen)

Carrying amounts lower than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)
1. Government bonds	¥-	¥-	¥-
2. Corporate bonds	12,422	12,991	569
3. Other	4,398	4,405	6
Sub-total	¥16,821	¥17,396	¥575
Carrying amounts higher than aggregated fair value	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)
1. Government bonds	¥-	¥-	¥-
2. Corporate bonds	26,130	23,801	(2,328)
3. Other	1,999	1,999	(0)
Sub-total	¥28,129	¥25,800	(¥2,328)
TOTAL	¥44,950	¥43,197	(¥1,753)

2) MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

Cost lower than carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥5,711	¥9,444	¥3,732
2. Bonds	—	—	—
Government bonds	—	—	—
Corporate bonds	—	—	—
3. Other	7,257	7,355	97
Sub-total	¥12,969	¥16,799	¥3,830
Cost exceeding carrying amount	Cost	Carrying amount	Unrealized Gain (Loss)
1. Stocks	¥8,316	¥7,020	(¥1,296)
2. Bonds	1,841	1,841	—
Government bonds	1,365	1,365	—
Corporate bonds	475	475	—
3. Other	1,555	1,461	(93)
Sub-total	¥11,713	¥10,323	(¥1,390)
TOTAL	¥24,682	¥27,122	(¥2,439)

Note(s):

In the period ended March 31, 2003, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥4,194 million.

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in value at the period end is between 30% and 50% of the carrying amount, judging from the transition of market price and the fair value at period end, except when it is anticipated that the market value is recoverable.

3) OTHER MARKETABLE SECURITIES SOLD WITHIN THE FISCAL YEAR PERIOD

(April 1, 2002– March 31, 2003)

(Millions of Yen)

Sales amount	Gain on sales	Loss on sales
¥229	¥36	¥_

4) HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES WHOSE FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

1. Held-to-Maturity Securities

	Mar-31-2003
Unlisted foreign bonds	¥-

2. Available-for-sale securities

	Mar-31-2003
Unlisted stocks, except OTC traded stocks	¥4,364
Money management fund	12,589
Mid-term government bond fund	854
Free financial funds	7,105
Preferred investment certificates	¥5,000

5) THE CARRYING VALUES OF AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES AT CONTRACTUAL MATURITIES AS OF MARCH 31, 2003

(Millions of Yen)

	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
I. Bonds				
Government bonds	¥1,365	¥_	¥_	¥_
Corporate bonds	7,306	16,795	15,016	_
Other	5,997	400	_	_
II. Other	116	4,063	81	_
Total	¥14,786	¥21,168	¥15,098	¥_

13. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Period Ended Mar-31-2002				Period Ended Mar-31-2003			
	Contracted amount	Over 1 Year	Fair value	Unrealized Gain(Loss)	Contracted amount	Over 1 Year	Fair value	Unrealized Gain(Loss)
Foreign currency Forward contracts								
Payables: U.S. dollars	—	—	—	—	¥6,307	—	¥6,331	(24)
Receivables: Yen	¥602	—	¥530	(¥72)	¥542	—	530	(11)
Total				(¥72)				(35)

Note

Period Ended Mar-31-2002	Period Ended Mar-31-2003
Market value calculation methods: The fair market values were estimated based on market quotations	Market value calculation methods: Same as in the left

14. PENSION PLANS AND RETIREMENT BENEFIT COST

Period Ended Mar-31-2002

1. Outline of pension plan system

The Parent Company

The parent Company participates in a defined benefit Japanese government welfare pension plan composed of a substantial portion of Japanese pension insurance and a corporate portion of a defined benefit plan. In some cases the parent Company pays an augmented retirement allowance. The parent Company has also established a retirement allowance trust.

Consolidated subsidiaries

Certain subsidiaries in Japan participate in a contributory pension plan system. In some cases these companies pay an augmented retirement allowance.

2. Liability(asset) for employees' retirement benefits at March 31, 2002

(Unit:Millions of Yen)

Projected benefit obligation	(¥146,663)
Fair value of plan asset	73,509
Net unfunded liability	(73,153)
Unrecognized transitional obligation	10,780
Unrecognized actuarial loss	38,550
Unrecognized prior service cost (Note 2)	(12,847)
Net liability	(¥36,669)

Note(s):

(1) Includes amounts specified by government regulations.

(2) Reflects the change in retirement allowance guarantee period of the welfare retirement component.

(3) Certain subsidiaries retirement allowance reserves are calculated according to a simple method.

3. Components of the net periodic benefit costs

(Unit: Millions of Yen)

Service cost	¥5,281
Interest costs	4,422
Expected return on plan assets	(3,195)
Amortization of transitional obligation	3,600
Recognized actuarial loss	3,592
Amortization of prior service cost (Note 2)	(3,313)
Contribution and others	619
Net periodic benefit costs	¥ 11,008

Period Ended Mar-31-2003

1. Outline of pension plan system

The Parent Company

Same as in the left

Consolidated subsidiaries

Same as in the left

2. Liability(asset) for employees' retirement benefits at March 31, 2003

(Unit:Millions of Yen)

Projected benefit obligation	(¥157,5 61)
Fair value of plan asset	64,268
Net unfunded liability	(93,292)
Unrecognized transitional obligation	7,187
Unrecognized actuarial loss	49,995
Unrecognized prior service cost (Note 2)	(9,307)
Net liability	(¥45,417)

Note(s):

(1) Includes amounts specified by government regulations.

(2) Reflects the change in retirement allowance guarantee period of the welfare retirement component.

(3) Certain subsidiaries retirement allowance reserves are calculated according to a simple method.

3. Components of the net periodic benefit costs

(Unit: Millions of Yen)

Service cost	¥5,468
Interest costs	4,287
Expected return on plan assets	(2,504)
Amortization of transitional obligation	3,600
Recognized actuarial loss	8,428
Amortization of prior service cost (Note 2)	(3,540)
Contribution and others	532
Net periodic benefit costs	¥ 16,270

Period Ended Mar-31-2002	Period Ended Mar-31-2003
Note(s): (1) Amounts reflected for employees covered by the Japanese Welfare Pension Law. (2) Reflects the amortized costs of prior service benefit for this fiscal year referred to in "(2) Liability (asset) for employees retirement benefits." (3) Consolidated subsidiaries utilizing the simple method for pension obligations are included in the category of "service costs". 4. Pension benefit assumptions for the year ended March 31, 2002 Method of calculation of projected benefit obligations Straight-line method over the average years of service Discount rate 3.0% Expected rate of return on plan assets 4.0% Amortization period of prior service cost 5 years straight-line method Recognition period of actuarial gain/loss 5 years straight-line method Amortization period of transitional obligation 5 years straight-line method Method of calculation of projected benefit obligations Straight-line method over the average years of service 5. General Pension Fund Balance ¥2,392 million Note:Two consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts are noted above.	Note(s): (1) Amounts reflected for employees covered by the Japanese Welfare Pension Law. (2) Reflects the amortized costs of prior service benefit for this fiscal year referred to in "(2) Liability (asset) for employees retirement benefits." (3) Consolidated subsidiaries utilizing the simple method for pension obligations are included in the category of "service costs". 4. Pension benefit assumptions for the year ended March 31, 2003 Method of calculation of projected benefit obligations Straight-line method over the average years of service Discount rate 2.5 % Expected rate of return on plan assets Principally 3.5% Amortization period of prior service cost 5 years straight-line method Recognition period of actuarial gain/loss 5 years straight-line method Amortization period of transitional obligation 5 years straight-line method Method of calculation of projected benefit obligations Straight-line method over the average years of service 5. General Pension Fund Balance ¥2,320 million Note:Two consolidated domestic subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts are noted above.

15. ASSETS, EARNINGS PER SHARE

Period Ended Mar-31-2002		Period Ended Mar-31-2003	
Equity value per share	1,241.12 yen	Equity value per share	1,330.34yen
Earnings per share	123.50 yen	Earnings per share	141.16 yen
Fully diluted earnings per share	122.25 yen	Fully diluted earnings per share	139.84 yen
———		The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Assets and earning per share for this period based on the traditional method are as follows;	
		Equity value per share	1,330.57 yen
		Earnings per share	141. 39 yen
		Fully diluted earnings per share	140.07 yen

Note: The basis of the report of net earnings per share and fully diluted earnings per share are as follows:

	Period Ended March 31- 2002	Period Ended March 31- 2003
Net earnings per share		
Net income (mil. yen)	_	41,027
Amount not attributed to common share (mil. yen)	_	66
(Bonuses to directors through appropriation of earnings) (mil.yen)	_	(66)
Net income on common shares (mil.yen)	_	40,960
Average number of common shares outstanding (thousand shares)	_	290,163
Fully diluted earnings per share		
Adjusted net income (mil. yen)	_	11
(Interest expenses (after tax)) (mil. yen)	_	(9)
(Others (after tax))(mil. yen)	_	(2)
Increased number of common shares (thousand shares)	_	2,819
(Convertible bond (thousand shares))	_	(2,805)
(New share subscription rights (thousand shares))	_	(14)
Diluted securities with no dilutive effects, which were not included in the fully diluted EPS.	———	Type of dilutive securities (new share subscription rights) Number of dilutive securities (175 thousand shares)

16. PRODUCTION, PRODUCTION BY ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Unit: Millions of Yen)

Segment	Apr-1-2001 to Mar-31-2002 Amount	Apr-1-2002 to Mar-31-2003 Amount
Pharmaceuticals	¥460,670	¥440,696
Other	8,799	11,670
Total	¥469,469	¥452,366

Note: The amounts are evaluated by sales price and do not include consumption tax.

(2) Product purchases

(Unit: Millions of Yen)

Segment	Apr-1-2001 to Mar-31-2002 Amount	Apr-1-2002 to Mar-31-2003 Amount
Pharmaceuticals	¥20,321	¥20,041
Other	9,935	8,659
Total	¥30,256	¥28,700

Note: The amounts are evaluated by purchase price and do not include consumption tax.

2. Production by Order

The Company did not produce by order. Production was made based on sales forecasts.

3. Sales Results by business and geographical segment

(Unit: Millions of Yen, %)

Sales results by business segment	April-1-2001 to March-31-2002		April-1-2002 to March-31-2003	
	Amount	%	Amount	%
Pharmaceuticals	¥405,433	93.9	¥441,663	94.7
Japan	225,109	52.2	226,065	48.5
North America	153,663	35.6	178,381	38.2
Europe	19,628	4.5	26,132	5.6
Asia and Others	7,032	1.6	11,084	2.4
Others	26,240	6.1	24,949	5.3
Japan	21,460	5.0	22,606	4.8
Outside Japan	4,780	1.1	2,343	0.5
Total	¥431,673	100.0	466,613	100.0

Notes: (1) In the above noted sales amounts consumption taxes are not included.

(2) From this fiscal year period, sales results have been calculated by business and geographical segments. Previous year's results have been reclassified to reflect this change.

EISAI CO., LTD. NON-CONSOLIDATED ANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
May 13, 2003

On May 13, 2003, Eisai Co., Ltd., announced non-consolidated annual financial results for the fiscal year ended March 31, 2003.

- Date of the Board of Directors' Meeting for presentation of non-consolidated annual financial results: May 13, 2003
- Date of General Shareholders' Meeting: June 24, 2003
- Eisai Co., Ltd., is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities code number: 4523
- Payment of Interim Dividend: Yes
- Change from Previous Stock Unit: Yes (The number of shares constituting one unit: 100 shares)
- Inquiries should be directed to: Nobuo Deguchi
  Corporate Officer (Vice President)
  In Charge of Public Relations & Legal Affairs

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: 81-3-3817-5190
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS

(APRIL 1, 2002 – MARCH 31, 2003)

(1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2002- March 31, 2003	¥289,603 mil.	5.3%	¥65,273 mil.	2.1%	¥64,805 mil.	(1.8)%
April 1, 2001- March 31, 2002	¥275,032 mil.	6.3%	¥63,904 mil.	9.4%	¥66,026 mil.	7.3%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Sales
April 1, 2002- March 31, 2003	¥34,174 mil.	10.9%	¥117.57	¥116.47	9.3%	13.9%	22.4%
April 1, 2001- March 31, 2002	¥30,821 mil.	69.5%	¥104.25	¥103.21	8.8%	14.5%	24.0%

Note 1: Average number of shares outstanding:
- Fiscal year ended March 31, 2003: 290,163,720
- Fiscal year ended March 31, 2002: 295,652,317

Note 2: There have been no changes in accounting methods used by the Company during the periods ended March 31, 2003 and 2002.

Note 3: Percentage increase (decrease) compares periods ended March 31, 2002 and 2001.

(2) DIVIDENDS

Period	Dividends per Share			Dividends Paid (Annual)	Payout Ratio	Dividends on Equity
	Annual	Interim	Year End			
April 1, 2002- March 31, 2003	¥32.00	¥16.00	¥16.00	¥9,289 mil.	27.2 %	2.5 %
April 1, 2001- March 31, 2002	¥29.00	¥13.00	¥16.00	¥8,521 mil.	27.6%	2.4%

(3) FINANCIAL POSITION

Year End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
March 31, 2003	¥482,913 mil.	¥377,475 mil.	78.2%	¥1,293.44
March 31, 2002	¥446,988 mil.	¥355,195 mil.	79.5%	¥1,217.58

Note 1 : Number of shares issued and outstanding:
- As of March 31, 2003: 291,790,554
- As of March 31, 2002: 291,721,876

Note 2 : Treasury Stock (shares):
- As of March 31, 2003: 4,776,395
- As of March 31, 2002: 4,732,269

2. FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	Annual
April 1, 2003 – September 30, 2003	¥148,000 mil.	¥35,500 mil.	¥21,000 mil.	¥18.00	--	--
April 1, 2003 – March 31, 2004	¥296,000 mil.	¥63,000 mil.	¥38,000 mil.	--	¥18.00	¥36.00

Note : Forecasted Annual Earnings per Share (EPS): ¥130.02
Assumptions associated with the above forecast are noted on page 10 of the Consolidated Subsidiaries Annual Financial Report Release.

All figures less than ¥1,000,000 have been omitted.

EISAI CO., LTD.
1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	Note	The 90 th Period March 31, 2002 (Millions of Yen)		(%)	The 91st Period March 31, 2003 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits			35,206			57,497		
Notes receivable-trade	2,4		11,804			10,677		
Accounts receivable-trade	2		92,930			93,814		
Short-term investments			26,351			30,681		
Merchandise			6,471			8,455		
Finished goods			6,126			5,769		
Semi-finished goods			6,785			5,948		
Raw materials			3,539			3,383		
Work in process			869			988		
Supplies			1,018			1,263		
Advances			537			280		
Deferred tax assets			9,556			11,059		
Short-term loans receivable	2		6,515			7,628		
Other current assets			6,089			5,790		
Allowance for doubtful receivables			-			(12)		
Total current assets			213,801	47.8		243,226	50.4	29,424
Fixed assets:								
Property, plant and equipment								
Buildings	5	90,353			92,140			
Accumulated depreciation		52,893	37,460		55,258	36,882		
Structures	5	7,067			7,246			
Accumulated depreciation		5,070	1,997		5,208	2,038		
Machinery and equipment	5	65,864			67,802			
Accumulated depreciation		51,902	13,962		53,728	14,073		
Vehicle and delivery equipment		391			378			
Accumulated depreciation		339	51		338	39		
Tools, furniture, and fixture	5	26,507			27,774			
Accumulated depreciation		20,748	5,759		21,733	6,041		
Land			10,013			10,758		
Construction in process			2,128			2,768		
Total property, plant and equipment			71,371	16.0		72,601	15.0	1,230
Intangible assets								
Patents			185			144		
Software			10,917			11,833		
Telephone subscription right			118			118		
Utility right			115			106		
Other intangible assets			1			1		
Total intangible assets			11,338	2.5		12,203	2.5	865
Investments and other assets								
Investments securities			59,669			61,752		
Investments securities in subsidiaries and associated companies			42,461			42,496		
Investments			285			179		
Investments in affiliated companies			3,781			3,781		
Long-term loans receivable			82			51		
Long-term loans to employees			4			5		
Long-term loans to affiliated companies			2,840			2,400		
Long-term prepaid expenses			1,314			1,672		
Insurance reserve			22,621			23,171		
Guarantee money paid			2,485			2,420		
Deferred tax assets			16,131			18,609		
Other assets			3,909			3,757		
Allowance for doubtful receivables			(5,109)			(5,416)		
Total investments and other assets			150,476	33.7		154,882	32.1	4,405
Total fixed assets			233,187	52.2		239,687	49.6	6,500
Total			446,988	100.0		482,913	100.0	35,925

EISAI CO., LTD.

1-2) NON-CONSOLIDATED BALANCE SHEET (LIABILITIES, AND SHAREHOLDERS' EQUITY)

Account Title	Note	The 90 th Period March 31, 2002 (Millions of Yen)		(%)	The 91st Period March 31, 2003 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Notes payable-trade			780			820		
Accounts payable-trade	2		6,530			7,197		
Current portion of convertible bonds			5,483			–		
Accounts payable-other	4		24,358			17,001		
Accrued expenses			11,923			11,093		
Accrued income taxes			3,432			18,168		
Consumption tax payable			207			919		
Advances received			287			53		
Deposits payable			2,226			5,077		
Reserve for sales returns			424			531		
Reserve for write-off of goods returned			237			250		
Reserve for sales rebates			596			793		
Other reserves			66			14		
Total current liabilities			56,553	12.6		61,923	12.8	5,370
Long-term liabilities:								
Liability for retirement benefits			33,609			41,894		
Retirement allowances for directors			1,629			1,620		
Total long-term liabilities			35,239	7.9		43,514	9.0	8,275
Total liabilities			91,792	20.5		105,438	21.8	13,645
Shareholders' equity:								
Common stock	1					44,985	9.3	97
Capital surplus								
Additional paid-in capital						55,222		
Total capital surplus						55,222	11.4	97
Retained earnings								
Legal reserve						7,899		
Voluntary reserve						251,003		
Unappropriated retained earnings for the period						31,665		
Total retained earnings						290,569	60.2	20,772
Net unrealized gain (loss) on						1,249	0.3	1,510
available-for-sale securities						(14,551)	(3.0)	(198)
Treasury stock	1					377,475	78.2	22,279
Total shareholders' equity								
Common stock	1		44,888	10.1				
Additional paid-in capital			55,125	12.3				
Legal reserve			7,899	1.8				
Retained earnings:								
Voluntary reserve								
Reserve for the reduction of fixed assets		124						
General reserve		229,880	230,004	51.5				
Unappropriated retained earnings for the period			31,892	7.1				
Total other retained earnings			261,896	58.6				
Net unrealized gain (loss) on available-for-sale securities			(260)	(0.1)				
Treasury stock	1		(14,353)	(3.2)				
Total shareholders' equity			355,195	79.5		482,913	100.0	35,925
Total			446,988	100.0				

EISAI CO., LTD.
2. NON-CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	The 90 th Period March 31, 2002 (Millions of Yen)		(%)	The 91st Period March 31, 2003 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales			275,032	100.0		289,603	100.0	14,570
Cost of sales	2		84,260	30.6		85,530	29.5	1,269
Gross profit on sales	1		190,772	69.4		204,073	70.5	13,300
Reversal of reserve for sales returns		(517)			(424)			
Provision of reserve for sales returns		424	(93)	(0.0)	531	107	0.1	200
Gross profit			190,865	69.4		203,965	70.4	13,099
Selling and general administrative expenses								
Research and development expenses	1	51,872			57,625			
Selling and general administrative expenses		75,087	126,960	46.2	81,065	138,691	47.9	11,730
Operating income			63,904	23.2		65,273	22.5	1,369
Non-operating income								
Interest income		257			85			
Interest on securities		508			552			
Dividend income		438			455			
Rents income	2	522			512			
Foreign exchange gains		1,084			–			
Other non-operating income		657	3,468	1.3	544	2,150	0.8	(1,318)
Non-operating exspenses								
Interest expenses		22			26			
Bond interest expenses		202			15			
Stock issue costs		0			5			
Assets lent to others expenses		174			159			
Depreciation expenses		144			266			
Foreign exchange loss		–			1,677			
Other non-operating expenses		803	1,346	0.5	466	2,618	0.9	1,271
Ordinary Income			66,026	24.0		64,805	22.4	(1,220)
Extraordinary income								
Gain on sales of property, plant and equipment	4	47			1			
Reversal of liability for losses on investment in subsidiaries		980			–			
Reversal of allowance for doubtful receivables		440			20			
Gain on sales of business	3	–			495			
Other extraordinary income		–	1,468	0.5	36	553	0.2	(915)
Extraordinary loss								
Loss on disposal of fixed assets	5	747			748			
Provision for allowance for doubtful receivables		3,436			41			
Loss on revaluation of securities		5,343			4,209			
Loss on vitamin E litigation settlement	6	4,647			1,090			
Other extraordinary loss		38	14,213	5.1	421	6,511	2.3	(7,701)
Income before income taxes			53,281	19.4		58,847	20.3	5,566
Income taxes-current		19,893			29,708			
Income taxes-deferred		2,567	22,460	8.2	(5,034)	24,673	8.5	2,213
Net income			30,821	11.2		34,174	11.8	3,352
Retained earnings brought forward			4,924			6,135		1,210
Interim dividends paid			3,853			4,620		766
Loss on treasury stock			–			4,023		4,023
Unappropriated retained earnings for the period			31,892			31,665		(226)

EISAI CO., LTD.
3. APPROPRIATIONS OF RETAINED EARNINGS

(Millions of Yen)

	The 90 th Period April 1, 2001 - March 31, 2002		The 91 st Period April 1, 2002 - March 31, 2003	
Unappropriated retained earnings		31,892		31,665
Reversals of voluntary reserves				
Reversals of reserve for the reduction of assets	0	0	0	0
Total		31,893		31,666
Appropriation of retained earnings				
- Dividends	4,667		4,668	
- Bonuses to directors	90		61	
-Voluntary reserve				
-Reserve for the reduction of fixed assets	–		0	
-General reserve	21,000	25,757	20,000	24,731
Retained Earnings Carried Forward		6,135		6,935

Notes:

1.Dividends for treasury stock of 4,776,395 shares are excluded from dividends shown above.

2.On December 6, 2002, 4,620 million yen (16.00 yen per share) was paid as an interim dividend.

BASIS OF PRESENTING ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
1. Marketable and Investment Securities (1) Held-to-Maturity Securities Held-to-Maturity Securities are stated at amortized cost. (2) Investment Securities in Subsidiaries and Associated Companies Investment securities in subsidiaries and associated companies are stated at cost determined by the moving average method. (3) Available-for-Sale Securities Marketable securities: Stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by moving average method.	1. Marketable and Investment Securities (1) Held-to-Maturity Securities Same as in the left (2) Investment Securities in Subsidiaries and Associated Companies Same as in the left (3) Available-for-Sale Securities Same as in the left
2. Derivatives Derivatives are stated at fair value.	2. Derivatives Same as in the left
3. Inventories Merchandise, finished goods, semi-finished goods, work in process, raw materials, and supplies are stated at cost determined by the average method.	3. Inventories Same as in the left
4. Depreciation of Fixed Assets (1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are as follows: Buildings 15 to 65 years Machinery & Equipment 6 to 7 years (2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method. Amortization for software used internally is computed by the straight-line method over useful lives of five years.	4. Depreciation of Fixed Assets (1) Property, plant and equipment Same as in the left (2) Intangible assets Same as in the left
5. Deferred Charges Stock issue costs are charged to income as incurred.	5. Deferred Charges Same as in the left
6. Translation of foreign currency into yen Monetary receivables and payables denominated in foreign currencies are translated into yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income.	6. Translation of foreign currency into yen Same as in the left
7. Accounting Standards for Reserves (1) Allowance for doubtful accounts receivable	7. Accounting Standards for Reserves (1) Allowance for doubtful accounts receivable

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
The allowance for doubtful receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in the accounts outstanding.	Same as in the left
(2) Reserve for sales returns A reserve is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the accounts receivable balance, the average return ratio of the current and the previous periods, and the current profit ratio.	(2) Reserve for sales returns Same as in the left
(3) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal year periods.	(3) Reserve for write-off of goods returned Same as in the left
(4) Reserve for sales rebates The reserve is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period.	(4) Reserve for sales rebates Same as in the left
(5) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss is being amortized over five years by the straight-line method from the preceding fiscal year.	(5) Retirement benefits Same as in the left
(6) Retirement allowances for Directors and Corporate Auditors The reserve for severance benefits for directors and corporate auditors is provided at an amount required in accordance with internal regulations as if all directors and corporate auditors were to retire at the balance sheet date.	(6) Retirement allowances for Directors and Corporate Auditors Same as in the left
8. Leases Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.	8. Leases Same as in the left

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
9. Hedge Accounting (1) Methods of hedge accounting Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.	9. Hedge Accounting (1) Methods of hedge accounting Same as in the left
(2) Hedge procedures and hedge targets (a) Hedge procedures Foreign currency forward contracts (b) Hedge targets Accounts receivable and accounts payable dominated in foreign currencies	(2) Hedge procedures and hedge targets Same as in the left
(3) Hedge methods Foreign currency forward contracts are executed in order to hedge foreign currency exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.	(3) Hedge methods Same as in the left
(4) Method of evaluating effectiveness of hedges Foreign currency forward contracts were made with the same currency, amount and duration that are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and evaluated at the time of the end of the interim period.	(4) Method of evaluating effectiveness of hedges Same as in the left
10. Consumption Taxes Income and expenses are recorded net of consumption taxes.	10. Consumption Taxes Same as in the left

Changes in Accounting Policies

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
―――――――	1. Application of the Accounting Standard on the Treasury Stock and the Reversal of Legal Surplus etc. The Company applied the Accounting Standard on the Treasury Stock and the Reversal of Legal Surplus etc. (Corporate Accounting Standard, Sub-paragraph 1) to the statement from this period. Consequently, Loss on treasury stock 4,023 million yen in the statements of Income was deducted from unappropriated retained earnings. The shareholders' equity section in the consolidated balance sheet for this period was prepared in accordance with the revised Regulations of Financial Statements. 2. Earnings per share The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
	Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. The effects of this application are presented in 7. ASSETS, EARNINGS PER SHARE.

Changes in Presentation Methods

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
(Non-Consolidated Balance Sheet) As the amount of Short-term loans, exceeded 1% of total assets, it was separately treated and presented in an independent account title from this period. The reported amount as *Other current assets* in the prior period was 737 million yen. (Non-Consolidated Statements of Income) As the amount of Depreciation expenses, exceeded 10% of Non-operating expenses, it was separately treated and presented in an independent account title from this period. The reported amount as *Other non-operating expenses* in the prior period was 92 million yen.	――――――

Additional Information

The 90 th Period April 1, 2001- March 31, 2002	The 91st Period April 1, 2002- March 31, 2003
1.Presentation of Treasury Stock In accordance with the revision of the Regulations of Financial Statements, Treasury stock that was presented in *Current assets* in the prior period was disclosed in the end of the Shareholder's equity section as a deducted item in shareholders' equity from this period.	1. ――――――
2.Increased Issued Shares Stock conversion of the fourth unsecured convertible bonds Number of issued shares 1,157 shares Issue price(per share) 1,728.60 yen Capitalized amount (per share) 865 yen	2. Increased Issued Shares Stock conversion of the fourth unsecured convertible bonds Number of issued shares 112,804 shares Issue price(per share) 1,728.60 yen Capitalized amount (per share) 865 yen

NOTES TO NON-CONSOLIDATED BALANCE SHEET

<table>
<tr><th>The 90 th Period
April 1, 2001- March 31, 2002</th><th>The 91st Period
April 1, 2002- March 31, 2003</th></tr>
<tr><td>*1. Authorized stock number 700 million shares
Outstanding stock 296,454,145 shares
(includes Treasury stock of 4,732,269)</td><td>*1. Authorized stock number
common stock 700 million shares
Outstanding stock
common stock 296,566,949 shares
(includes Treasury stock (common stock) of 4,766,395)</td></tr>
<tr><td>*2. Principal accounts with associated companies
Notes receivable-trade ¥295 mil.
Accounts receivable-trade ¥17,938 mil.
Short-term loans receivable ¥6,489 mil.
Accounts payable-trade ¥1, 236 mil.</td><td>*2. Principal accounts with associated companies
Notes receivable-trade ¥209 mil.
Accounts receivable-trade ¥16,161 mil.
Short-term loans receivable ¥7,602 mil.
Accounts payable-trade ¥3,522 mil.</td></tr>
<tr><td>3. Contingent debts
The Company is a solidarity guarantee for the following warrantees.
<table>
<tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr>
<tr><td>Employees</td><td>Housing loans</td><td>147</td></tr>
<tr><td>Eisai Machinery GmbH</td><td>Advances receivable for the customers</td><td>45 (387 thousand euro)</td></tr>
<tr><td>Eisai Hong Kong Co., Ltd.</td><td>Loans payable for operation</td><td>37 (2,200 thousand HK $)</td></tr>
</table>
*Foreign currency - based guarantee obligation was converted to yen based on exchange rate at the end of the period.</td><td>3. Contingent debts
The Company is a solidarity guarantee for the following warrantees.
<table>
<tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr>
<tr><td>Employees</td><td>Housing loans</td><td>138</td></tr>
<tr><td>Eisai Machinery GmbH</td><td>Advances receivable for the customers</td><td>15 (121 thousand euro)</td></tr>
<tr><td>Eisai Hong Kong Co., Ltd.</td><td>Loans payable for operation</td><td>35 (2,300 thousand HK $)</td></tr>
</table>
*Foreign currency - based guarantee obligation was converted to yen based on exchange rate at the end of the period.</td></tr>
<tr><td>*4. Matured notes at the closing date of the period were settled on the note clearing date. As the closing date of the period fell on a holiday for banking facilities, the following matured notes were included in the balance at the end of the period:
Notes receivable trade 255 million yen</td><td>*4. ―――――</td></tr>
<tr><td>*5. The reduction entry deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies was 205 million yen, and includes the following items;
Buildings 0 million yen
Structures 20 million yen
Machinery and equipment 185 million yen
Tools, furniture and fixtures 0 million yen</td><td>*5.
Same as in the left</td></tr>
<tr><td>6. Restrictions on dividends
With respect to the amount of retained earnings of ¥14,614 million, paragraph 1 of Article 290 of Japanese commercial law contains restrictions concerning the payment of dividends.</td><td>6. Restrictions on dividends
Net asset amount obtained by calculation of asset which is provided in sub-paragraph 6 in paragraph 1 of Article 290 of Japanese commercial law with fair value was 1,249 million yen.</td></tr>
</table>

NOTES TO THE INCOME STATEMENT

The 90 th Period April 1, 2001-March 31, 2002	The 91 st Period April 1, 2002-March 31, 2003
*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were 51,872 million yen. The research and development cost includes the followings: Net periodic benefit costs 2,369 mil. yen Depreciation expenses 2,816 mil. yen	*1.Total research and development expenses included in general and administrative expenses and manufacturing expenses for the period were 57,625 million yen. The research and development cost includes the followings: Net periodic benefit costs 3,566 mil. yen Depreciation expenses 3,389 mil. yen
*2.Principal income from affiliated companies: Rent income 458 mil. yen	*2.Principal income from affiliated companies: Sales 60,300 mil. yen Rent income 457 mil. yen
*3. ――――	*3.Gain on sales of business was net gain (loss) amount obtained from the veterinary products business transfer.
*4.Principal gains on sales of property, plant and equipment: Buildings 33 mil. yen	*4. ――――
*5.Principal loss on disposal of fixed assets: Buildings 249 mil. yen Machinery and equipment 238 mil. yen	*5.Principal loss on disposal of fixed assets: Buildings 325 mil. yen Machinery and equipment 160 mil. yen Software 162 mil. yen
*6. Loss on vitamin E litigation settlement An extraordinary loss recorded in the period as "Loss on vitamin E litigation settlement" amounted to 4,647 million yen including additional expenses associated with civil settlements reached with direct purchasers of synthetic vitamin E in the U.S., and a charge levied by a notice of determination of the European Commission, etc.	*6. ――――

4. LEASE TRANSACTIONS

The 90 th Period April 1, 2001-March 31, 2002	The 91 st Period April 1, 2002-March 31, 2003
1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee	1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

The 90 th Period (April 1, 2001-March 31, 2002)

1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	45	27	17
Tools and furniture and furnishes	2,620	803	1,816
Software	315	163	151
Total	2,980	995	1,985

2) Obligation under financial leases

Due within one year	796 mil. yen
Due over one year	1,251 mil. yen
Total	2,047 mil. yen

3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	976 mil. yen
Depreciation expense	911 mil. yen
Interest expense	56 mil. yen

4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.

5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2.

The 91 st Period (April 1, 2002-March 31, 2003)

1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	22	16	6
Tools and furniture and furnishes	2,630	1,252	1,378
Software	202	80	122
Total	2,856	1,348	1,507

2) Obligation under financial leases

Due within one year	813 mil. yen
Due over one year	728 mil. yen
Total	1,541 mil. yen

3) Actual lease payments, Depreciation expense, Interest expense

Actual lease payments	874 mil. yen
Depreciation expense	827 mil. yen
Interest expense	54 mil. yen

4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful life of the leased assets.

5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets which are considered to be interest-bearing.

2. Operating Leases

Obligation

Due within one year	146 mil. yen
Due over one year	146 mil. yen
Total	292 mil. yen

5. INVESTMENT SECURITIES

Market value of investment in subsidiaries and associated companies

The 90 th Period (March 31, 2002) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	¥4,279	¥5,053	774

The 91 st Period (March 31, 2003) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary	¥4,279	¥2,620	(1,639)

6. INCOME TAXES

The 90th Period
April 1, 2001-March 31, 2002

1. Details of principal deferred tax assets and liabilities are noted below. (Millions of Yen)

(1) Deferred tax assets (Current assets)	
Clinical research expenses	¥4,722
Accrued bonuses	¥1,868
Losses associated with vitamin E cases	¥973
Other	¥1,990
Total	¥9,556

(2) Deferred tax assets (Fixed assets)	
Liability for retirement benefits	¥9,283
Investment impairments in subsidiaries	¥3,252
Amortization of transitional obligation for employees' retirement benefits	¥1,488
Depreciation	¥1,357
Deferred assets	¥1,109
Other	¥3,428
Total deferred tax assets	¥19,920
Less valuation allowance	(¥3,701)
Deferred tax assets total	¥16,219
Deferred tax liabilities	
Retained earnings for reduction of fixed assets costs	(¥88)
Deferred tax liabilities total	(¥88)
Net deferred tax assets	¥16,131

2. Because the effective income tax rates of the Company differed from the statutory tax rate by less than 5%, the disclosure of details is omitted.

3.

———

The 91st Period
April 1, 2002-March 31, 2003

1. Details of principal deferred tax assets and liabilities are noted below. (Millions of Yen)

(1) Deferred tax assets (Current assets)	
Clinical research expenses	¥5,217
Accrued bonuses	¥2,223
Accrued enterprise tax	¥1,826
Other	¥1,792
Total	¥11,059

(2) Deferred tax assets (Fixed assets)	
Liability for retirement benefits	¥14,590
Investment impairments in subsidiaries	¥3,197
Amortization of transitional obligation for deferred assets	¥1,226
Depreciation	¥1,165
Other	¥3,419
Total deferred tax assets	¥23,599
Less valuation allowance	(¥4,036)
Deferred tax assets total	¥19,563
Deferred tax liabilities	
Net unrealized gain (loss) on available-for-sale securities	(¥868)
Retained earnings for reduction of fixed assets costs	(¥86)
Deferred tax liabilities total	(¥954)
Net deferred tax assets	¥18,609

2. Because the effective income tax rates of the Company differed from the statutory tax rate by less than 5%, the disclosure of details is omitted.

3. Change of tax rate

The corporate enterprise tax rate will be changed from April 1, 2004, under the revision of Sub-paragraph 9 of the Local Tax Law on March 31st 2003.
In accordance with this change, the legal effective tax rate, obtained from deferred tax assets and liabilities related to the temporary deference amount, which is expected to be dissolved after April 1, 2004, was changed from 41.6% to 41.0%.

The 90th Period April 1, 2001-March 31, 2002	The 91st Period April 1, 2002-March 31, 2003
	By this tax rate change, deferred tax assets (the amount after the deferred tax liabilities deduction) in the balance sheet decreased 272 million yen, net unrealized gain (loss) on available-for-sale securities increased 12 million yen, and income tax deferred in the statement of the income increased 285million yen,.

7. ASSETS, EARNINGS PER SHARE

The 90 th Period April 1, 2001-March 31, 2002	The 91 st Period April 1, 2002-March 31, 2003
Equity value per share 1,217.58 yen Earnings per share 104.25 yen Fully diluted earnings per share 103.21 yen ————	Equity value per share 1,293.44 yen Earnings per share 117.57 yen Fully diluted earnings per share 116.47 yen The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Assets and earning per share for this period based on the traditional method are as follows: Equity value per share 1,293.65 yen Earnings per share 117.78 yen Fully diluted earnings per share 116.68 yen

Note: The basis of the report of net earnings per share and fully diluted earning per share are as follows:

	The 90 th Period April 1, 2001-March 31, 2002	The 91st Period April 1, 2002-March 31, 2003
Net earnings per share		
Net income (mil. yen)	_	34,174
Amount not attributed to common share (mil. yen)	_	61
(Bonuses to directors through appropriation of earnings) (mil. yen)	_	(61)
Net income on common shares (mil. yen)	_	34,113
Average number of common shares outstanding (thousand shares)	_	290,163
Fully diluted earning per share		
Adjusted net income (mil. yen)	_	11
(Interest expenses (after tax)) (mil. yen)	_	(9)
(Others (after tax)) (mil. yen)	_	(2)
Increased number of common shares (thousand shares)	_	2,819
(Convertible bond (thousand shares))	_	(2,805)
(New share subscription rights (thousand shares))	_	(14)
Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share .	————	Type of dilutive securities (new share subscription rights) Number of dilutive securities (175 thousand shares)


Eisai

Securities Code: 4523

Reference Data

Fiscal Year Ended March 31, 2003

Eisai Co., Ltd.

May 13, 2003

For Inquiry:
Public Relations Department
TEL 03-3817-5120
FAX 03-3811-3077
http://www.eisai.co.jp

Contents

*Unless otherwise specified, all figures have been rounded to their nearest specified unit.
*The Company's performance and financial results could differ materially from those reflected in these forward-looking statements due to general, financial, economic, and political conditions affecting the pharmaceutical industry.
*Currency exchange rates utilized in the reference data are noted in the table below.

Currency Exchange Rates

	US	EU	UK
	(¥/US$)	(¥/EURO)	(¥/£)
(Apr. 2001 - Mar. 2002) Fiscal Year Average Rate	125.14	110.58	179.21
(Mar. 31, 2002) Fiscal Year End Rate	133.25	116.14	189.85
(Apr. 2002 - Mar. 2003) Fiscal Year Average Rate	121.95	121.04	188.41
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
Fiscal Year Ending March 31, 2004 Forecast Rate	115.00	120.00	190.00

I. Consolidated Financial Highlights

Years Ended March 31	2000	2001	2002	2003	Chg. %	2004 (e)
<Statement of Income Data>						
Net Sales (billions of yen)	302.5	361.7	431.7	**466.6**	108.1	500.0
Operating Income (billions of yen)	37.1	59.0	72.7	**75.9**	104.4	80.0
Ordinary Income (billions of yen)	36.9	63.2	76.1	**76.1**	100.0	80.0
Net Income (billions of yen)	11.3	23.3	36.5	**41.0**	112.4	48.0
Earnings per Share (yen)	38.0	78.7	123.5	**141.2**	114.3	164.3
Fully Diluted Earnings per Share (yen)	37.7	77.9	122.3	**139.8**	114.4	-
<Balance Sheet Data>						
Total Assets (billions of yen)	485.7	549.4	557.6	**591.7**	106.1	-
Shareholders' Equity (billions of yen)	329.4	345.9	362.1	**388.2**	107.2	-
<Cash Flow Data>						
Free Cash Flow (billions of yen)	12.6	71.8	32.1	**31.1**	96.8	-
<Others>					difference from the previous period	
Return on Equity (ROE) (Period Begin-End Average) (%)	3.5	6.9	10.3	**10.9**	0.6	-
Return on Assets (ROA) (Period Begin-End Average) (%)	2.4	4.5	6.6	**7.1**	0.5	-
Turnover Ratio of Total Assets (Period Begin-End Average) (Times)	0.64	0.70	0.78	**0.81**	0.03	-
Shareholders' Equity to Total Assets (%)	67.8	63.0	64.9	**65.6**	0.7	-
Number of Consolidated Subsidiaries	35	34	36	**33**	(3.0)	-

Net Sales


billions of yen
600
480
360
240
120
0
302.5
361.7
431.7
466.6
500.0
(Est.)
2000
2001
2002
2003
2004

Ordinary Income


billions of yen
100
80
60
40
20
0
36.9
63.2
76.1
76.1
80.0
(Est.)
2000
2001
2002
2003
2004

Net Income


billions of yen
50
40
30
20
10
0
11.3
23.3
36.5
41.0
48.0
(Est.)
2000
2001
2002
2003
2004

Total Assets, Shareholders' Equity


billions of yen
700
560
420
280
140
0
Total Assets:
Shareholders' Equity:
463.4
308.6
485.7
329.4
549.4
345.9
557.6
362.1
591.7
388.2
1999
2000
2001
2002
2003

II. Consolidated Statements of Income

1. Consolidated Statements of Income & Explanation(billions of yen)

Years Ended March 31	2002	Sales %	**2003**	Sales %	Chg. %	Change
Net sales	431.7	100.0	**466.6**	100.0	108.1	34.9
Cost of sales	101.6	23.5	**102.5**	22.0	100.9	0.9
Reversal of reserve for sales returns	(0.1)	(0.0)	**0.1**	0.0		0.2
Gross profit	330.2	76.5	**364.0**	78.0	110.2	33.8
Research and development expenses	55.0	12.8	**59.7**	12.8	108.5	4.7
Selling, general and administrative expenses	202.5	46.9	**228.4**	48.9	112.8	26.0
Operating income	72.7	16.8	**75.9**	16.3	104.4	3.2
Non-operating income:						
Interest and dividend income	2.8		**1.8**			(1.0)
Equity in earnings of associated companies	0.1		**0.0**			(0.0)
Other non-operating income	2.2		**0.9**			(1.2)
Total non-operating income	5.0	1.2	**2.8**	0.6	55.5	(2.2)
Non-operating expenses:						
Interest expense	0.3		**0.1**			(0.2)
Foreign exchange loss	-		**1.7**			1.7
Other non-operating expenses	1.3		**0.8**			(0.5)
Total non-operating expense	1.6	0.4	**2.5**	0.6	157.1	0.9
Ordinary income	76.1	17.6	**76.1**	16.3	100.0	0.0
Extraordinary Income:						
Gain on sales of property, plant & equipment	0.1		**0.0**			(0.1)
Gains associated with business transfer	-		**0.5**			0.5
Other extraordinary income	0.4		**0.1**			(0.2)
Total extraordinary income	0.4	0.1	**0.7**	0.2	147.1	0.2
Extraordinary loss:						
Loss on disposal of fixed assets	0.9		**1.0**			0.1
Loss on impairment of securities	5.4		**4.3**			(1.2)
Losses associated with U.S. vitamin E factory closure	2.5		**-**			(2.5)
Losses on vitamin E litigation settlements	4.6		**1.1**			(3.6)
Other extraordinary loss	0.4		**0.6**			0.2
Total extraordinary loss	13.8	3.2	**7.0**	1.5	50.5	(6.8)
Income before income taxes & minority interests	62.8	14.5	**69.8**	15.0	111.3	7.1
Income taxes-current	23.9	5.5	**35.3**	7.6	148.1	11.5
Income taxes-deferred	2.2	0.5	**(6.7)**	(1.5)		(9.0)
Minority interests	0.1	0.0	**0.2**	0.1		0.0
Net income	36.5	8.5	**41.0**	8.8	112.4	4.5

<Explanation>

Net sales
<Increase Factor(s)>
Sales increase of *Aricept* and *Aciphex /Pariet*

Cost of sales ratio
<Improvement Factor(s)>
Sales product mix

Selling, general and administrative expenses
<Increase Factor(s)>
Selling expense of pharmaceuticals sales in the U.S. and Europe

Retirement benefit expense

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**
Net sales to customers	302.5	361.7	431.7	**466.6**
Pharmaceuticals	270.9	334.3	405.4	**441.7**
(In-house developed products %)	(80.0%)	(82.7%)	(87.8%)	**(89.3%)**
Japan	192.8	219.8	225.1	**226.1**
North America	61.2	96.7	153.7	**178.4**
Europe	13.2	13.2	19.6	**26.1**
Asia and others	3.6	4.6	7.0	**11.1**
Others	31.6	27.5	26.2	**24.9**
Japan	19.3	21.3	21.5	**22.6**
Overseas	12.3	6.2	4.8	**2.3**

Notes: 1. Sales results by industry segment have been reclassified in accordance with geographical segmentation.

2. Major areas and countries included in each category:
   1) North America: The U.S. and Canada
   2) Europe: The United Kingdom, Germany, France, etc.
   3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**
Operating income/loss	37.1	59.0	72.7	**75.9**
Pharmaceuticals	45.9	68.8	80.6	**77.7**
Others	(1.1)	(2.7)	(0.4)	**0.7**
Eliminations and Corporate	(7.7)	(7.0)	(7.6)	**(2.5)**

Note: Operating expense in the pharmaceutical segment of the parent company for the year ended March 2003 increased because of the introduction of Enterprise Resource Planning(ERP) and the fact that this introduction led the allocation of operating expenses in greater detail to the pharmaceutical business from this period. In addition, the operating expenses which cannot be allocated, included in eliminations and corporate of the year ended March 2003, decreased 4.9 billion yen compared with the previous year.

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**
Net sales to customers	302.5	361.7	431.7	**466.6**
Japan	223.5	241.0	246.6	**250.6**
North America	64.6	101.8	157.0	**179.5**
Europe	11.5	14.3	21.1	**27.3**
Asia and others	2.8	4.6	7.0	**9.1**
Overseas Sales	78.9	120.7	185.1	**216.0**
Overseas Sales (%)	(26.1%)	(33.4%)	(42.9%)	**(46.3%)**

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**
Operating income/loss	37.1	59.0	72.7	**75.9**
Japan	47.1	66.0	72.9	**70.2**
North America	(0.5)	2.6	6.6	**5.7**
Europe	(1.0)	0.6	1.6	**2.4**
Asia and others	0.1	0.4	0.8	**1.7**
Eliminations and Corporate	(8.6)	(10.6)	(9.2)	**(4.1)**

Note: Operating expense in the pharmaceutical segment of the parent company for the year ended March 2003 increased because of the introduction of Enterprise Resource Planning(ERP) and the fact that this introduction led the allocation of operating expenses in greater detail to the pharmaceutical business from this period. In addition, the operating expenses which cannot be allocated, included in eliminations and corporate of the year ended March 2003, decreased 4.9 billion yen compared with the previous year.

4. Overseas Sales

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**
Net sales	302.5	361.7	431.7	**466.6**
Overseas sales	90.3	132.1	199.6	**233.5**
North America	67.4	105.7	162.7	**185.9**
Europe	16.4	19.1	27.1	**36.0**
Asia and others	6.6	7.3	9.7	**11.6**

* Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales

5-1. *ARICEPT* Sales by Area

Years Ended March 31 Area	Currency	2000	2001	2002	**2003**
Japan	Yen Billions	1.8	8.5	13.7	**21.9**
U.S.	Yen Billions	47.6	52.7	66.7	**74.5**
	US$ Millions	427	476	533	**611**
U.K.	Yen Billions	1.1	0.6	1.3	**0.9**
	UK£ Millions	6	4	7	**5**
Germany	Yen Billions	1.9	2.3	4.1	**4.4**
	Euro Millions	16	23	37	**37**
France	Yen Billions	4.8	6.0	8.2	**11.3**
	Euro Millions	42	59	74	**93**
Europe Total	Yen Billions	7.8	8.9	13.6	**16.6**
Asia	Yen Billions	0.5	1.1	1.8	**2.3**
Total	Yen Billions	57.6	71.1	95.8	**115.3**

*Sales forecast for Eisai sales territories for the year ending March 2004 is ¥128.0 billion.

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended March 31 Area	Currency	2000	2001	2002	**2003**
Japan	Yen Billions	5.9	6.3	5.4	**5.8**
U.S.	Yen Billions	9.9	44.0	87.0	**103.8**
	US$ Millions	89	398	695	**851**
U.K.	Yen Billions	1.8	3.3	4.7	**5.6**
	UK£ Millions	10	20	26	**30**
Germany	Yen Billions	0.8	0.8	0.8	**0.9**
	Euro Millions	7	8	7	**7**
Europe Total	Yen Billions	2.6	4.0	5.5	**6.5**
Asia	Yen Billions	0.0	0.4	0.9	**1.3**
Total	Yen Billions	18.4	54.7	98.8	**117.4**

*Sales forecast for Eisai sales territories for the year ending March 2004 is ¥149.0 billion.

<Reference> [Non-consolidated]

Eisai Inc.(U.S.)/ Pharmaceutical Sales, Production

Years Ended March 31		2000	2001	2002	2003
Net sales	Yen Billions	63.0	102.9	159.9	**181.7**
	US $ Millions	565	931	1,278	**1,490**
Operating income	Yen Billions	0.4	4.1	5.7	**6.3**
	US $ Millions	3	37	45	**52**
Net income	Yen Billions	0.6	2.9	4.1	**3.9**
	US $ Millions	6	26	33	**32**
Operating income before royalty deduction	Yen Billions			21.8	**27.0**
	US $ Millions			174	**222**

Eisai China Inc. (China)/ Pharmaceutical Sales, Production

Years Ended March 31		2002	2003
Net sales	Yen Billions	2.2	**3.3**
	Chinese RMB Millions	150	**221**
Operating income	Yen Billions	0.2	**0.9**
	Chinese RMB Millions	14	**61**
Net income	Yen Billions	0.3	**0.8**
	Chinese RMB Millions	20	**56**

Note: The fiscal year of Eisai China Inc. ends December 31. From July 2002 to December 2003 average rate was 15.14 yen and the end rate was 14.49 yen to the Chinese RMB, respectively.

Eisai Korea Inc. (Korea)/Pharmaceutical Sales

Years Ended March 31		2002	2003
Net sales	Yen Billions	1.7	**2.0**
	Korean Won Billions	17	**20**
Operating income (loss)	Yen Billions	0.2	**0.2**
	Korean Won Billions	2	**2**
Net income (loss)	Yen Billions	0.1	**0.2**
	Korean Won Billions	1	**2**

Note: FY2003 average rate was 0.1002 yen and the end rate was 0.0959 yen to the Korean Won, respectively.

6. Selling, General & Administrative Expenses (Including R&D)

6-1. Research and Development Expenses (R&D)

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**	2004 (e)
Net sales	302.5	361.7	431.7	**466.6**	500.0
Research & development expenses	46.7	49.6	55.0	**59.7**	67.0
Percentage of sales (%)	(15.4%)	(13.7%)	(12.8%)	**(12.8%)**	(13.4%)

6-2. Selling, General & Administrative Expenses (SG&A)

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**	2004 (e)
Net sales	302.5	361.7	431.7	**466.6**	500.0
Selling, general & administrative expenses	127.1	154.7	202.5	**228.4**	253.0
Personnel expense	45.2	46.5	50.7	**55.7**	-
Marketing expense	60.7	87.1	129.7	**147.4**	-
Administrative expense	20.2	19.8	20.9	**23.6**	-
Others	0.9	1.3	1.2	**1.8**	-
Percentage of sales (%)	(42.0%)	(42.8%)	(46.9%)	**(48.9%)**	(50.6%)

6-3. Selling, General & Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended March 31	2000	2001	2002	**2003**	2004 (e)
Net sales	302.5	361.7	431.7	**466.6**	500.0
Selling, general & administrative expenses (including R&D expenses)	173.8	204.3	257.5	**288.1**	320.0
Percentage of sales (%)	(57.4%)	(56.5%)	(59.7%)	**(61.8%)**	(64.0%)

7. Personnel Information

(persons)

Years Ended March 31	2000	2001	2002	**2003**
Japan	5,458	5,306	5,175	**5,162**
U.S.	660	705	875	**1,002**
Europe	254	279	399	**416**
Asia	671	742	811	**853**
Total	7,043	7,032	7,260	**7,433**

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

	2002	%	2003	%	Chg. %	Inc./Dec.
Current assets:						
Cash and time deposits	100.3		**101.3**			0.9
Accounts receivable-trade	129.8		**149.0**			19.3
Short-term investments	31.2		**35.3**			4.2
Inventories	33.6		**35.1**			1.4
Deferred tax assets	16.4		**19.3**			2.9
Other current assets	9.3		**9.2**			(0.1)
Allowance for doubtful accounts receivable	(0.2)		**(0.2)**			0.0
Total current assets	320.4	57.5	**349.0**	59.0	108.9	28.6
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	59.0		**57.2**			(1.8)
Machinery and vehicles	21.8		**22.5**			0.7
Land	18.8		**19.1**			0.3
Construction in progress	4.1		**4.5**			0.4
Others	8.5		**8.5**			(0.0)
Total property, plant and equipment	112.1	20.1	**111.7**	18.9	99.6	(0.4)
Intangible assets	14.5	2.6	**16.0**	2.7	110.6	1.5
Investments and other assets:						
Investments in securities	65.5		**67.0**			1.5
Long-term loans receivable	0.1		**0.1**			0.0
Deferred tax assets	16.9		**18.8**			1.9
Other investments	28.8		**30.1**			1.3
Allowance for doubtful accounts receivable	(0.6)		**(0.9)**			(0.3)
Total investments and other assets	110.6	19.8	**115.0**	19.4	104.0	4.4
Total fixed assets	237.2	42.5	**242.7**	41.0	102.3	5.6
Total assets	557.6	100.0	**591.7**	100.0	106.1	34.1

<Explanation>

Account receivable-trade
<Increase Factor(s)>
Expansion of U.S. pharmaceutical business operations

Property, plant and equipment
For details see P.10. "Capital Expenditures and Depreciation/ Amortization". Decrease of assets in U.S. due to the appreciation of the yen.

<Liabilities, Minority Interests & Shareholders' Equity>

(billions of yen)

	2002	%	2003	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts payable-trade	16.6		**16.1**			(0.5)
Short-term borrowings	1.1		**0.0**			(1.0)
Current portion of straight bonds	-		**0.1**			0.1
Current portion of convertible bonds	5.5		**-**			(5.5)
Accounts payable-other	58.8		**41.1**			(17.7)
Accrued expenses	25.5		**22.6**			(2.9)
Accrued income taxes	5.6		**23.0**			17.4
Reserve for sales rebates	28.1		**37.6**			9.5
Other reserves	0.6		**0.8**			0.1
Other current liabilities	4.5		**4.6**			0.1
Total current liabilities	146.2	26.2	**146.0**	24.7	99.8	(0.3)
Long-term liabilities:						
Straight bonds	0.1		**-**			(0.1)
Deferred tax liabilities	0.9		**0.3**			(0.5)
Allowance for retirement benefits	36.7		**45.4**			8.7
Retirement allowances for Directors	1.8		**1.8**			(0.0)
Other long-term liabilities	0.7		**0.6**			(0.1)
Total long-term liabilities	40.1	7.2	**48.1**	8.1	120.0	8.0
Total liabilities	186.4	33.4	**194.1**	32.8	104.2	7.8
Minority interests	9.2	1.7	**9.3**	1.6	101.6	0.1
Shareholders' equity:						
Common stock	44.9	8.0	**45.0**	7.6		0.1
Capital surplus	55.1	9.9	**55.2**	9.3		0.1
Retained earnings	275.1	49.3	**302.7**	51.2		27.6
Net unrealized (losses) gains on available-for-sale securities	(0.1)	(0.0)	**1.4**	0.2		1.5
Foreign currency translation adjustments	1.5	0.3	**(1.5)**	(0.2)		(3.0)
Treasury stock	(14.4)	(2.6)	**(14.6)**	(2.5)		(0.2)
Total shareholders' equity	362.1	64.9	**388.2**	65.6	107.2	26.2
Total liabilities, minority interests and shareholders' equity	557.6	100.0	**591.7**	100.0	106.1	34.1

<Explanation>

Reserve for sales rebates
<Increase Factor(s)>
Expansion of U.S. pharmaceutical business operations

Allowance for retirement benefits
<Increase Factor(s)>
Amortization of actuarial loss in parent company

Retained earnings
<Increase Factor(s)>
Increase in net income

Treasury stock
<Increase Factors(s)>
Market purchases of 3 million shares
<Decrease Factor(s)>
Conversion of convertible bonds for 3 million shares

2. Capital Expenditures and Depreciation/Amortization

(billions of yen)

	2000	2001	2002	**2003**	2004 (e)
Capital expenditures	16.3	15.0	27.2	**21.9**	24.5
Property, plant and equipment	13.0	11.5	19.0	**17.4**	20.0
Intangible assets	3.3	3.5	8.3	**4.5**	4.5
Depreciation/Amortization	15.1	15.0	15.3	**18.0**	18.0

*Depreciation/amortization includes property, plant and equipment and intangible assets.

3. Current Status of Bonds

As of March 31, 2003

Type/Date of Issue	Amount	Balance	Maturity Date	Coupon Rate
Secured straight bonds Mar-29-2000	0.1 billions of yen	0.1 billions of yen	Mar-29-2004	1.50% per year

4. Stock Information

4-1. Issued Stock and Shareholder Information

As of March 31, 2003

Total Number of Authorized Shares	Number of Shares Outstanding	(Number of Treasury Stock)	Number of Shareholders	Average Number of Shares per Shareholder
700,000,000 shares	296,566,949 shares	(4,776,395 shares)	30,477	9,730 shares

Note: Outstanding shares at fiscal period end includes treasury stock.

4-2. Top 10 Shareholders

As of March 31, 2003

Name	Shares	Percentage
The Master Trust Bank of Japan, Ltd. (Trust Account)	15,017 Thousands	5.06%
Saitama Resona Bank, Limited.	14,353 Thousands	4.84%
Mizuho Corporate Bank, Ltd.	14,203 Thousands	4.79%
Nippon Life Insurance Co.	13,520 Thousands	4.56%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	12,405 Thousands	4.18%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	11,009 Thousands	3.71%
Morgan Stanley & CO. International Limited	6,771 Thousands	2.28%
Eisai Employee Shareholding Association	6,378 Thousands	2.15%
Sumitomo Mutual Life Insurance Co.	5,913 Thousands	1.99%
State Street Bank and Trust Company	5,337 Thousands	1.80%

Note: Stock numbers less than one thousand have been omitted.

4-3. Number of Shareholders by Category

As of March 31

	3/2002	%	**3/2003**	%	Change
Financial Institutions	165	0.8%	**174**	0.6%	9
Securities Companies	36	0.2%	**66**	0.2%	30
Other Japanese Corporations	1,117	5.7%	**1,131**	3.7%	14
Corporations Outside Japan, etc.	478	2.4%	**487**	1.6%	9
Individuals and Others	17,889	90.9%	**28,619**	93.9%	10,730
Total	19,685	100.0%	**30,477**	100.0%	10,792

4-4. Number of Shares Held by Category

As of March 31

(One unit = 1,000 shares)	3/2002	%	**3/2003**	%	Change
Financial Institutions	153,211	51.7%	**138,789**	46.8%	(14,422)
Securities Companies	1,754	0.6%	**3,967**	1.3%	2,212
Other Japanese Corporations	16,947	5.7%	**16,956**	5.7%	8
Corporations Outside Japan, etc.	77,916	26.3%	**87,606**	29.6%	9,690
Individuals and Others	46,622	15.7%	**49,246**	16.6%	2,624
Total	296,454	100.0%	**296,566**	100.0%	112

*Stock numbers less than one thousand have been omitted.

4-5. Breakdown of Shareholders Holding Size / Number of Shareholders

As of March 31

	3/2002	%	**3/2003**	%	Change
1 million shares and over	43	0.2%	**49**	0.2%	6
from 0.1 million to less than 1 million shares	175	0.9%	**161**	0.5%	(14)
from 10 thousands to less than 0.1 million shares	778	4.0%	**787**	2.6%	9
from 1 thousands to less than 10 thousand shares	11,025	56.0%	**11,644**	38.2%	619
from 1 hundred to less than 1 thousand shares	6,061	30.8%	**15,690**	51.5%	9,629
less than 100 shares	1,603	8.1%	**2,146**	7.0%	543
Total	19,685	100.0%	**30,477**	100.0%	10,792

4-6. Breakdown by Shareholder Holding Size / Number of Shares Held

As of March 31

(One unit = 1,000 shares)	3/2002	%	**3/2003**	%	Change
1 million shares and over	193,690	65.3%	**194,690**	65.7%	1,000
from 0.1 million to less than 1 million shares	55,696	18.8%	**51,953**	17.5%	(3,742)
from 10 thousand to less than 0.1 million shares	20,527	6.9%	**20,579**	6.9%	52
from 1 thousand to less than 10 thousand shares	24,423	8.3%	**25,278**	8.5%	854
from 1 hundred to less than 1 thousand shares	2,059	0.7%	**3,982**	1.4%	1,923
less than 100 shares	57	0.0%	**81**	0.0%	24
Total	296,454	100.0%	**296,566**	100.0%	112

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended March 31	2001	2002	2003	Change
Operating activities				
Income before income taxes & minority interests	42.8	62.8	**69.8**	7.1
Depreciation and amortization	15.0	15.3	**18.0**	2.6
Other non-cash losses/gains	19.5	12.6	**16.5**	3.9
Operating assets/liability increase/decrease	4.6	(1.4)	**(12.4)**	(11.0)
Others	20.4	13.4	**(15.6)**	(29.0)
Subtotal	102.3	102.7	**76.3**	(26.4)
Interest paid/received	2.4	2.7	**1.5**	(1.2)
Payments on vitamin E litigation settlements	(1.5)	(7.2)	**(2.4)**	4.8
Cash paid for income taxes	(18.1)	(41.4)	**(17.8)**	23.6
Net cash provided by operating activities	85.0	56.9	**57.6**	0.7
Investing activities				
Capital expenditures	(13.9)	(24.8)	**(26.2)**	(1.4)
Other revenue/payment for continuous activities	0.7	0.0	**(0.4)**	(0.4)
Purchases/sales of securities	(5.9)	7.4	**(2.3)**	(9.8)
Others	(0.5)	10.1	**1.1**	(9.0)
Net cash used in investing activities	(19.6)	(7.2)	**(27.7)**	(20.6)
Financing activities				
Dividends paid	(6.4)	(7.7)	**(9.3)**	(1.6)
Long-term debt proceeds/payment	(11.3)	(10.4)	**(0.0)**	10.4
Short-term debt proceeds/payment	(0.0)	(6.6)	**(1.0)**	5.6
Treasury stock purchase	-	(13.9)	**(9.2)**	4.7
Others	(0.1)	(0.5)	**(0.3)**	0.2
Net cash used in financing activities	(17.7)	(39.1)	**(19.8)**	19.3
Effect of exchange rate changes on cash and cash equivalents	6.1	4.3	**4.5**	0.2
Net increase in cash and cash equivalents	53.8	14.9	**5.5**	(9.4)
Cash and cash equivalents at beginning of year	52.6	106.3	**121.8**	15.4
Cash and cash equivalents of newly consolidated subsidiaries at the beginning of the year	-	0.5	**-**	(0.5)
Cash and cash equivalents at end of year	106.3	121.8	**127.3**	5.5

<Explanation>

Operating assets/liability increase/decrease
<Increase Factor(s)>
Increase in reserve for sales rebates
<Decrease Factor(s)>
Increase in trade receivables
Decrease in trade payables

Others
<Decrease Facter(s)>
Decrease in other accounts payable

Capital expenditures
Payment for equipment purchase

Dividends paid
Increase in dividend paid by 6 yen per share

Years Ended March 31	2001	2002	2003	Change
Free Cash Flow	71.8	32.1	**31.1**	(1.0)

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

V. Consolidated Subsidiaries - Associated Companies

Company Name	Location	Common Stock	Equity(%) Ownership[1]	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5,262 million	50.87%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million	79.98%	Pharmaceutical prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million	100.00%	Pharmaceutical sales
KAN Research Institute, Inc.	Kyoto	70 million	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million	100.00%	Pharmaceutical distribution
Clinical Supply Co., Ltd.	Gifu Pref.	80 million	84.80%	Medical instruments prod./sales
Sunplanet Co., Ltd.[2]	Tokyo	455 million	85.12%	Real estate mgt., catering/administrative
Herusu Co., Ltd.	Tokyo	64 million	75.00%	Pharma. machinery, etc. sales
Eisai Seikaken Co., Ltd.	Tokyo	50 million	70.00%	Agro-chemical prod./sales
Dymec Co., Ltd.[3]	Chiba Pref.	30 million	84.80%	-
Palma Bee'Z Research Institute Co., Ltd.[4]	Tokyo	50 million	75.44%	Diagnostic product and genetic technology research/development

Notes:
1. Equity direct/indirect ownership percentage.
2. In April 2001 the holding company Sunplanet Co., Ltd. was established. On April 1, 2002, the companies Eland Co., Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged. The remaining company is Sunplanet Co., Ltd.
3. Dymec Co., Ltd. is in the process of liquidation.
4. The Palma Bee'Z Research Institute Co., Ltd. was established in May 2002.
5. Common stock numbers less than one million have been omitted.

1-2. Subsidiaries Outside Japan (22 companies)

As of March 31, 2003

Company Name	Location	Common Stock (Unit: thousand)		Equity(%) Ownership[1]	Description of Operations
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharma. prod./sales
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00%	Basic research/clincial trial process research
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00%	Pharm. machinery sales
Eisai Medical Research Inc.[3]	New Jersey, USA	1,000	US$	100.00%	Pharma. clinical research
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UKPS	100.00%	Bulk chemical sales support & food additive product sales
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.[4]	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical Marketing
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.	Singapore, Singapore	26,400	S$	100.00%	Pharm. management/sales support
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	98.09%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.[2]	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical prod./sales
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales
Eisai China Inc.[4]	Suzhou, China	139,274	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharmaceutical prod./sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales

Notes: 1. Equity direct/indirect ownership percentage.
2. The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., but it is considered as a comsolidated subsidiary under the application of the "controlling entity" standard.
3. Eisai Medical Research Inc. was established in June 2002.
4. Eisai (Suzhou) Pharmaceutical Co., Ltd. changed its company name to Eisai China Inc. and Eisai S.A. changed its corporate form from Eisai S.A. (corporation) to Eisai S.A.S. (limited liability company).

2. Equity in Earnings in Associated Companies (3 companies)

As of March 31, 2003

Company Name	Location	Common Stock		Equity (%) Ownership[1]	Description of Operations
[Associated companies in Japan: 1]					
Bracco-Eisai Co., Ltd.	Tokyo	¥340 million		49.00%	Contrast media import prod./sales
[Associated companies outside Japan: 2]		Unit: thousand			
Eisai-Novartis Verwaltungs GmbH[2]	Nuremberg, FRG	25	EUR	50.00%	-
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90%	Pharmaceutical sales

Notes: 1. Equity indirect/direct ownership percentage.
2. Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.

VI. Major Management Indices

(Years Ended March 31)


Earnings Per Share (EPS)
Yen
150
120
90
60
30
0
53.6
38.0
78.7
123.5
141.2
1999.3
2000.3
2001.3
2002.3
2003.3


Fully Diluted EPS
Yen
150
120
90
60
30
0
53.1
37.7
77.9
122.3
139.9
1999.3
2000.3
2001.3
2002.3
2003.3


Return on Equity (ROE)
%
15
12
9
6
3
0
5.2
3.5
6.9
10.3
10.9
1999.3
2000.3
2001.3
2002.3
2003.3


Return on Sales Ratio
%
10
8
6
4
2
0
5.6
3.7
6.4
8.5
8.8
1999.3
2000.3
2001.3
2002.3
2003.3


Turnover Ratio of Total Capital
times
Total Assets: Period Begin-End
1.0
0.8
0.6
0.4
0.2
0.0
0.62
0.64
0.70
0.78
0.81
1999.3
2000.3
2001.3
2002.3
2003,3


Equity-to-Total Assets Ratio
%
100
80
60
40
20
0
66.6
67.8
63.0
64.9
65.6
1999.3
2000.3
2001.3
2002.3
2003.3


Dividends on Equity (DOE)
%
Shareholders' Equity: Period Begin-End Average
3.0
2.4
1.8
1.2
0.6
0.0
2.1
2.0
2.0
2.4
2.5
1999.3
2000.3
2001.3
2002.3
2003.3


Return on Assets (ROA)
%
Total Assets: Period Begin-End Average
10
8
6
4
2
0
3.5
2.4
4.5
6.6
7.1
1999.3
2000.3
2001.3
2002.3
2003.3


Price-to Earnings Ratio (PER)
times
80
64
48
32
16
0
46.2
71.1
39.7
25.5
15.5
1999.3
2000.3
2001.3
2002.3
2003.3


Price-to-Book Value Ratio (PBR)
times
Shareholders' Equity: Period Begin-End Average
3.0
2.4
1.8
1.2
0.6
0.0
2.4
2.4
2.7
2.6
1.7
1999.3
2000.3
2001.3
2002.3
2003.3


Total Cash Dividends
billions of yen
10.0
8.0
6.0
4.0
2.0
0.0
6.4
6.4
6.8
8.5
9.3
1993.3
2000.3
2001.3
2002.3
2003.3


Payout Ratio
%
60
48
36
24
12
0
40.1
56.5
29.2
23.3
22.7
1999.3
2000.3
2001.3
2002.3
2003.3

VII. Financial Trend

Years Ended March 31	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
<Statements of Income Data>										
Net Sales (billions of yen)	236.3	258.3	273.4	281.6	301.8	284.9	302.5	361.7	431.7	**466.6**
Operating Income (billions of yen)	33.8	39.2	49.1	50.4	47.5	38.6	37.1	59.0	72.7	**75.9**
Ordinary Income (billions of yen)	33.5	38.9	48.7	50.3	47.2	39.8	36.9	63.2	76.1	**76.1**
Net Income (billions of yen)	15.1	17.4	19.1	19.4	19.8	15.9	11.3	23.3	36.5	**41.0**
Earnings per Share (yen) *2	58.7	67.6	74.1	71.0	70.0	53.6	38.0	78.7	123.5	**141.2**
Fully Diluted Earnings per Share (yen) *2	-	-	69.8	66.9	67.1	53.1	37.7	77.9	122.3	**139.9**
<Balance Sheet Data>										
Common Stock (billions of yen)	23.5	23.5	23.5	29.6	44.9	44.9	44.9	44.9	44.9	**45.0**
Total Assets (billions of yen)	360.7	389.2	442.9	456.6	453.1	463.4	485.7	549.4	557.6	**591.7**
Shareholders' Equity (billions of yen)	195.2	211.9	227.4	254.4	299.2	308.6	329.4	345.9	362.1	**388.2**
<Others>										
Return on Equity (ROE) (%)	8.0	8.5	8.7	8.1	7.2	5.2	3.5	6.9	10.3	**10.9**
Shareholders' Equity-to-Total Assets (%)	54.1	54.5	51.3	55.7	66.0	66.6	67.8	63.0	64.9	**65.6**
Payout Ratio (%)	20.4	19.2	20.2	25.5	31.4	40.1	56.5	29.2	23.3	**22.7**
Research and development expenses (billions of yen)	33.2	35.1	37.6	38.3	45.1	43.7	46.7	49.6	55.0	**59.7**
Percentage of sales (%)	14.1	13.6	13.7	13.6	15.0	15.3	15.4	13.7	12.7	**12.8**
Selling, general & administrative expenses (billions of yen)	90.1	92.2	98.8	104.4	121.2	115.4	127.1	154.7	202.5	**228.4**
Percentage of sales (%)	38.2	35.7	36.1	37.1	40.2	40.5	42.0	42.8	46.9	**48.9**
Number of Consolidated Subsidiaries	5	28	32	34	35	34	35	34	36	**33**

Notes : 1. Consolidated financial results from the year ended March 1996 have been reclassifed for comparative purposes.

2. Earnings per Share and Fully Diluted Earnings per Share for the year ended March 2003 have been calculated based on a new accounting system.

VIII. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended March 31	2001	2002	**2003**	Change %	2004 (e)
Net Sales (billions of yen)	258.6	275.0	**289.6**	105.3	296.0
Operating Income (billions of yen)	58.4	63.9	**65.3**	102.1	63.0
Ordinary Income (billions of yen)	61.6	66.0	**64.8**	98.2	63.0
Net Income (billions of yen)	18.2	30.8	**34.2**	110.9	38.0

2. Net Sales by Business Segment

(billions of yen)

Years Ended March 31	2001	2002	**2003**	Change %	2004 (e)
Net Sales (billions of yen)	258.6	275.0	**289.6**	105.3	296.0
Pharmaceuticals	228.9	240.4	**250.2**	104.1	258.5
Prescription Pharmaceuticals	205.8	217.6	**229.4**	105.4	238.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(75.8%)	(76.2%)	**(78.0%)**	-	-
Consumer Health Care Products	23.1	22.8	**20.8**	91.3	20.5
Animal Health, Food Additives/Chemicals, Machinery, etc.	16.0	13.4	**11.9**	88.6	8.0
Industrial Property Rights, etc. Income	13.7	21.2	**27.5**	129.7	29.5

*Animal Health business was transferred market rights to another company in February 2003.

3. PRESCRIPTION PHARMACEUTICALS

(billions of yen)

Years Ended March 31 Product	Description	2001	2002	**2003**	Change %	2004 (e)
METHYCOBAL	Peripheral neuropathy treatment	28.6	29.7	**31.1**	104.7	32.0
SELBEX	Gastritis/gastric ulcer medication	29.7	30.1	**26.8**	89.0	26.0
ARICEPT	Alzheimer's disease treatment	8.5	13.7	**21.9**	159.9	30.0
GLAKAY	Osteoporosis treatment	12.9	12.6	**11.4**	90.6	11.0
IOMERON	Non-ionic contrast medium	10.6	10.2	**9.5**	93.0	9.0
MYONAL	Muscle relaxant	9.7	9.5	**8.8**	92.7	9.0
NITOROL-R	Long-acting isosorbide dinitrate	7.3	6.7	**6.1**	90.6	6.0
PARIET	Proton pump inhibitor	6.3	5.4	**5.8**	106.8	18.0
AZEPTIN	Anti-allergy agent	7.1	6.2	**4.8**	78.1	5.0
GLUCAGON G NOVO	Endoscopic examination/hypoglycemia treatment	4.5	4.5	**4.4**	98.2	4.5
RULID	Long-acting macrolide antibiotic	3.7	3.7	**3.5**	95.2	3.0
INHIBACE	Long-acting ACE inhibitor	4.4	3.7	**3.1**	84.7	3.0
Others		50.7	48.6	**48.7**	100.2	40.5
Prescription Pharmaceuticals Total		184.0	184.3	**185.7**	100.7	197.0

4. ARICEPT, ACIPHEX/PARIET DRUG SUBSTANCE / BULK TABLETS SALES

(billions of yen)

Years Ended March 31 Product	2001	2002	2003	Change %	2004 (e)
ARICEPT drug substance (export)	9.6	11.8	**14.8**	125.5	14.0
ACIPHEX/PARIET bulk tablets/drug substance (export)	12.1	21.5	**28.9**	134.5	27.0
Bulk Substance/Tablets Total	21.8	33.3	**43.7**	131.4	41.0

5. CONSUMER HEALTH CARE PRODUCTS

(billions of yen)

Years Ended March 31 Product	Description	2001	2002	2003	Change %	2004 (e)
CHOCOLA BB Group	CHOCOLA BB / Vitamin B_2 preparation	8.2	8.9	**9.2**	103.2	10.0
Vitamin-E Group	JUVELUX / Natural Vitamin E preparation	3.6	3.4	**3.2**	92.1	3.0
SACLON Group	SACLON / Indigestion & heartburn treatment	3.2	2.8	**2.7**	98.3	2.0
NABOLIN Group	NABOLIN / Active-type Vitamin B_{12}	1.6	1.5	**1.2**	81.7	1.5
Others		6.5	6.2	**4.6**	73.1	4.0
Consumer Health Care Products Total		23.1	22.8	**20.8**	91.3	20.5

6. Exports by Geographical Area

(billions of yen)

Years Ended March 31	2001	2002	2003	Change %	2004 (e)
Net sales	258.6	275.0	**289.6**	105.3	296.0
Export	44.1	61.2	**76.5**	124.9	72.0
North America	32.4	46.9	**54.9**	116.9	-
Europe	8.2	10.5	**17.5**	166.4	-
Asia and others	3.5	3.8	**4.1**	107.9	-
Ratio of Exports to Sales (%)	(17.1%)	(22.3%)	**(26.4%)**	-	(24.3%)

* Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

7. GROSS PROFIT/MANUFACTURING COST

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended March 31	2001	2002	**2003**
Net sales	258.6	275.0	**289.6**
Cost of sales	83.4	84.3	**85.5**
Beginning inventory (+)	12.5	11.9	**12.6**
Manufacturing cost (+)	45.5	41.8	**47.2**
Product purchase (+)	34.6	34.9	**31.3**
Account transfer (+)	2.7	8.1	**8.7**
Ending inventory (-)	11.9	12.6	**14.2**
Cost of sales (%)	(32.2%)	(30.6%)	**(29.5%)**
Reversal of reserve for sales returns	(0.1)	(0.1)	**0.1**
Gross profit	175.4	190.9	**204.0**

7-2 Breakdown of Manufacturing Costs

(billions of yen)

Years Ended March 31	2001	2002	**2003**
Total manufacturing cost	45.2	45.4	**50.0**
Raw materials	18.3	17.7	**19.5**
Labor cost	13.3	13.6	**14.9**
Expenses	13.6	14.2	**15.6**
Beginning inventory of semi-finished goods and work-in-process (+)	8.4	7.2	**7.7**
Ending inventory of semi-finished goods and work-in-process (-)	7.2	7.7	**6.9**
Account transfer (+)	(2.0)	(2.0)	**(2.7)**
Cost variances (+)	1.1	(1.2)	**(0.8)**
Manufacturing cost	45.5	41.8	**47.2**

8. Selling, General & Administrative Expenses(including R&D)

(billions of yen)

Years Ended March 31	2001	2002	**2003**
SELLING, GENERAL & ADMINISTRATIVE EXPENSES (including R&D)	117.0	127.0	**138.7**
Percentage of sales (%)	(45.2%)	(46.2%)	**(47.9%)**
R&D expenses	46.5	51.9	**57.6**
Percentage of sales (%)	(18.0%)	(18.9%)	**(19.9%)**
(Ratio of Overseas R&D Expenses to Total R&D Expenses) (%)	(26.8%)	(33.8%)	**(31.8%)**
SELLING, GENERAL & ADMINISTRATIVE EXPENSES (SG&A)	70.5	75.1	**81.1**
Percentage of sales (%)	(27.2%)	(27.3%)	**(28.0%)**
Personnel expenses	33.8	35.4	**37.6**
Marketing expenses	21.3	23.9	**26.8**
Administrative expenses	15.3	15.8	**16.7**

9. Personnel Information

(persons)

Years Ended March 31	2001	2002	**2003**
Total Employees	4,042	3,911	**3,894**
Research and development	1,011	937	**948**
Production	907	856	**839**
Sales, marketing and administration	2,124	2,118	**2,107**
Total Personnel cost (billions of yen)	637	653	**697**

Note: Employee numbers are expected to be 3,900 at the end of March 2004.

10. Capital Expenditures and Depreciation/Amortization

Years Ended March 31	2001	2002	**2003**	2004 (e)
Capital expenditures	10.4	19.6	**15.9**	16.0
Propery, plant and equipment	7.2	13.7	**11.6**	12.5
Intangible assets	3.2	6.0	**4.4**	3.5
Depreciation/Amortization	10.7	10.9	**13.0**	13.0

Note: Depreciation/amortization includes property, plant and equipment as well as intangible assets.

IX. Major R&D Pipeline Candidates

Changes from Previous Disclosure

1. *ACIPHEX* was approved by the U. S. FDA for a seven-day treatment of *H. pylori* eradication.
2. A rapid disintegration tablet form for *ARICEPT* was filed for approval in Japan.
3. Filing of E7155 to MHLW was withdrawn in February, 2003.
4. *PARIET* development for *H. pylori* eradication in combination with antibiotics is in preparation for moved into Phase III in Japan.
5. E2007 for the treatment of multiple screlosis, epilepsy and Parkinson's disease moved into Phase II.
6. *ARICEPT* development for severe dementia due to Alzheimer's disease moved into Phase II in Japan.
7. *ARICEPT* development for vascular dementia moved into Phase II in Japan.

1. International Development

1-1. FILED FOR APPROVAL

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	Sep-02 Oct-02	Vascular Dementia Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. Applications for the additional indication of treatment of vascular dementia were submitted.	Tab.	In-house

1-2. PHASE III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020	U.S.	2005	Severe Dementia due to Alzheimer's disease Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	2005	Dementia associated with Parkinson's disease Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-3. PHASE II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Septic Shock/Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S.	Prevention of endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/antimitotic agent The compound induces apoptosis by inhibiting cell cycle pregression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S.	Migraine prophylaxis Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease / AMPA recepter antagonist Selectively antagonizes the AMPA-type glutamate receptor and inhibits cell death. Under development as a treatment for multiple sclerosis, epilepsy and Parkinson's disease.	Tab.	In-house

2. Development in Japan

2-1. FILED FOR APPROVAL

(Product) Name (Research Code)	Description	Application	Form	Origin
MYONAL E2000 (Additional form)	Muscle Relaxant Absorption via a transdermal patch form has been shown to relieve central nervous skeletal muscle spasticity and to mitigate muscle stiffness and pain from poor circulation and is expected to improve various symptoms of muscle tension.	Mar-97	Transdermal	In-house
PARIET E3810 (Additional indication)	GERD Maintenance The compound has already been approved for the treatment of peptic ulcers in Japan and was filed for approval for GERD maintenance therapy in Japan.	Jan-02	Tab.	In-house
ARICEPT E2020 (Additional form)	*Rapid Disintegration Tablet* Aricept has already been approved in tablet and fine granule forms, and rapid disintegration tablet was filed for approval.	Mar-03	Rapid Disintegration Tab.	In-house

* Filling of E7155 to MHLW was withdrawn in February, 2003.

2-2. PHASE III

(Product) Name (Research Code)	Description	Expected Application	Form	Origin
T-614	Anti-rheumatic Agent Inhibits lymphocyte proliferation and immunoglobulin production by suppressing the production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	2003	Tab.	Toyama Chemical
CLEACTOR E6010 (Additional indication)	Treatment of Pulmonary Embolism A novel second generation t-PA with a structure modified utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	2003	Inj.	In-house
PARIET E3810 (Additional indication)	Eradication of *H. Pylori* in combination with antibiotics Currently approved for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the treatment of eradication of *H. Pylori* in combination with antibiotics.	2005	Tab.	In-house

2-3. PHASE II

(Product) Name (Research Code)	Description	Form	Origin
E3620	Gastroprokinetic agent/5-HT_3 Receptor Antagonist/5-HT_4 Receptor Agonist The compound with dual action of serotonin type 3 receptor antagonist and type 4 receptor agonist under development for the gastrointestinal motility disfunctional disorders. Expected to improve the sense of fullness and anorexia associated with chronic gastritis and to improve the bowel function or abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
KES524	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor Inhibits the reuptake of the cerebral neurotransmitters noradrenaline and serotonin, enhancing the feeling of satiety and the energy consumption resulting in a loss of body weight.	Cap.	Abbott
CLEACTOR E6010 (Additional indication)	Cerebral Embolism Treatment A novel second generation t-PA with a structure modified utilizing recombinant techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
TAMBOCOR (E0735) (Additional indication)	Sporadic Atrial Fibrillation/Flutter The compound has already been approved as a treatment for tachycardic arrhythmias in Japan and is in phase II clinical trials for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's disease Currently approved for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the treatment of severe dementia.	Tab.	In-house

X. Principal New Products

1. Consumer Health Care Products

Product Name	Launch	Product Description
TRAVELMIN FAMILY (Medicinal Product)	Jul-02	A motion sickness medication that can be taken by adults and children over age five. The product dissolves quickly in the mouth without water, and is beneficial for the prevention and relief of dizziness and nausea due to motion sickness.
JUVELUX L (Medicinal Product)	Aug-02	A combination of natural vitamin E and two medicinal herbs (extracts of Toki and Kojin) for the alleviation of common unpleasant symptoms of menopause such as hot and cold flashes, numbness in the hands and feet, and shoulder stiffness.
SACLON FRESH (Non-Medicinal Product)	Oct-02	Contains chlorophyll (copper chlorophyllin natrium), medicinal herb extract, and other beneficial ingredients that offer relief from stomach upset and stomach queasiness due to over-eating or drinking. The product has a pleasing mint-flavor which reduces the bitterness of the herbal ingredients, and each 50 ml bottle contains only 14.9 kcal.
BREATHE RIGHT KIDS TYPE NASAL STRIPS	Oct-02	Colorful nasal strips decorated with stars for children ages five to twelve with plastic bands to improve nasal breathing. The two bands of plastic in this product gently lift the sides of the nose widening the nasal foramen, improving airflow by approximately 30 percent.
DENTAKE DENTAL RINSE (Non-Medicinal Product)	Oct-02	A concentrated liquid dentifrice, each 45 ml bottle contains about 50 doses. The product, which quickly spreads in the mouth, contains anti-inflammatory and anti-bacterial active ingredients and fights periodontal inflammation (pyorrhea) and gingivitis, and prevents unpleasant breath odors. Contains shellac (a natural polishing ingredient) which coats the surfaces of the teeth and prevents germs from growing.
DENTAKE MEDICATED TOOTHPASTE (Non-Medicinal Product)	Oct-02	A tube-type medicinal toothpaste containing ingredients with anti-inflammatory, anti-bacterial,and dental tartar prevention properties and shellac (a natural polishing ingredient). The product prevents periodontal inflammation (pyorrhea) and gingivitis, and freshens the mouth.
SKAINAR COOL FOR RHINITIS (Medicinal Product)	Dec-02	Chewable tablets to be taken without water for allergic and acute rhinitis. The products contains active ingredients which relieve sneezing, runny nose, and nasal congestion along with extract of Sin-i,a medicinal herb, which alleviates nasal congestion and dull headaches. Chewing the tablet releases a pleasing aroma and makes nasal passages feel cooler.
SKAINAR SPRAY FOR RHINITIS (Medicinal Product)	Dec-02	A nasal drop utilizing a base which adheres to nasal mucosa without running and is administered as a light spray. Its very fine mist, which contains tetrahydrozoline, etc, extends over the nasal mucosa, and relieves the unpleasant symptoms associated with nasal congestion due to allergic or acute rhinitis.
CHOCOLA FE CARE (Non-Medicinal Product)	Feb-03	A drink containing iron and extracts of two medicinal herbs (*Toki* and *Shakuyaku*) with a Japanese plum flavoring. The product is a nutritional supplement and beneficial in times of physical fatigue, malnutrition and for persons of frail constitution.
CHOCOLA CC WHITE (Medicinal Product)	Apr-03	The product restrains pigmentation that can result in skin spots and suntan through normalization of skin metabolism, promotion of melanin resolution and suppression of melanin production due to the inclusion of natural vitamin E, L-cysteine, vitamin B_2 and vitamin B_6 in addition to the main ingredient vitamin C.

82-4015

03 MAY 19 AM 7:21

May 13, 2003

NOTICE

Listed Stock Name:	Eisai Co., Ltd.
Headquarters Location:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
President and CEO:	Mr. Haruo Naito
Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice on Providing Stock Options in the Form of New Stock Issuance

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "Company") resolved at a meeting on May 13, 2003 to propose at the 91st Ordinary General Meeting of Shareholders to be held on June 24, 2003 the issuance of subscription rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code.

I. Reason for issuing subscription rights under specifically advantageous terms to parties other than shareholders.

The subscription rights shall be issued free of charge to the Company's directors and other applicable persons as stock options in order to raise their morale and enhance motivation to promote the Company's corporate value.

II. Terms for Issuing Subscription Rights

(1) Types and Numbers of Shares to be Issued by the Exercise of Subscription Rights
Up to 210,000 common shares in the Company
(2) Number of Subscription Rights
Up to 2,100 subscription rights

The number of shares (hereinafter referred to as "Number of Granted Shares") to be issued by the exercise of each share option shall be 100 shares. In the event that the Company's common shares are split or consolidated, the Number of Granted Shares shall be adjusted by the following formula, and any amount less than one yen resulting from such adjustment shall be rounded down.

Adjusted number of granted shares =
Pre-adjustment number of shares x (Reverse) Stock split ratio

(3) Subscription rights Issuing price
The subscription rights shall be issued free of charge.
(4) Amount Paid in upon the Exercise of Subscription Rights

The amounts paid in upon the exercise of the subscription rights shall be equal to the amount paid in (hereinafter referred to as "Exercise Price") per share issued or transferred by the exercise of the respective subscription rights multiplied by the Number of Granted Shares.

The Exercise Price shall be equal to the greater of (a) the average closing price of the Company's common shares traded in regular transactions at the Tokyo Stock Exchange on the respective days in the previous month (excluding the days on which no transactions were performed), or (b) the closing price of the subscription rights issuing date (or the most recent closing price if there is no transaction on the subscription rights issuing date).

Furthermore, in the event that the Company's common shares are split or consolidated, the Exercise Price shall be adjusted according to the following formula, and any amount less than 1 yen resulting from such adjustment shall be rounded down.

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

Furthermore, regarding the Company's common shares, if the Company is to issue new shares or dispose of its treasury shares at an amount lower than the market price the Exercise Price shall be adjusted according to the following formula and any amount less than 1 yen resulting from such adjustment shall be rounded down. Provided, however, that the foregoing shall not apply to the exercise of subscription rights, the conversion of convertible bonds pursuant to the Commercial Code before the enforcement of the Law concerning Partial Amendment to the Commercial Code (Law No. 128/2001), or the exercise of warrants pursuant to Article 280-19 of said law.

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disbursed, "Number of new shares issued" and "Subscription price per share" shall be read as "Number of treasury stock shares disposed" and "Disposed price."

In addition, in the event of a certain occurrence such as a merger or spin-off which necessitates the Company to adjust the exercise price, the exercise price shall be adjusted rationally in consideration of the conditions of such an event.

(5) Exercise period for stock options
From July 1, 2003 until June 24, 2013

(6) Other conditions for the exercise of stock options
The partial exercise of stock options is not permitted.

(7) Cancellation of stock options
The Company may at any time acquire and cancel stock options that it acquires.

(8) Transfer restrictions on stock options
The transfer of stock options requires the approval of the Board of Directors.

III. Terms for Allotment of Subscription Rights

Upon the allocation of the subscription rights, those who are allotted the subscription rights shall enter into the "Share Option Agreement" which sets forth the following terms which are deemed reasonable by the Board of Directors for the purpose of the issuance of the subscription rights.

(1) A party who is allotted the subscription rights may exercise the subscription rights also when he/she is no longer the Company's director or employee. In the event that a party who is allotted the subscription rights passes away, his/her heir may exercise the Share Option. In both of these cases, the subscription rights shall be exercised in accordance with the Stock Option Agreement.
(2) The parties who are allotted the subscription rights may not assign or pledge to any third party, or otherwise dispose of the subscription rights.
(3) The Share Option Agreement shall set forth other restrictions on the exercise of the subscription rights.

(Note)

The above proposal concerning " the issuance of subscription rights as stock options" is subject to approval at the General Shareholders' Meeting to be held on June 24, 2003.

82-4015

May 13, 2003

NOTICE

Listed Stock Name: Eisai Co., Ltd.
President & CEO: Mr. Haruo Naito
Headquarters Location: 4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code: 4 5 2 3
Listed Locations: First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries: Mr. Nobuo Deguchi
Corporate Officer (Vice President)
Public Relations & Legal Affairs
Phone 81-3-3817-5190

Notice Concerning Acquisition of the Company's Own Shares in the Market

(Based on Japanese Commercial Code 210 Concerning Share Acquisition)

Eisai Co. Ltd. announces that at the Board of Directors' Meeting held on May 13, 2003 a resolution was approved to propose to the 91st General Shareholders' Meeting on June 24, 2003 the acquisition of own shares in accordance with Japanese Commercial Code 210. Details of the proposal are noted below.

I . Reason for the Share Acquisition

In response to changes in the external environment and in order to increase the flexibility of capital policy, the Company proposes to acquire its own shares in the market in accordance with Commercial Code 210.

II . Contents of the Acquisition

(1) Share Type Acquisition	Common Stock
(2) Number of Shares to be Acquired	7 million shares (maximum) (2.36% of total issued shares)
(3) Total Value of Shares to be Acquired	¥20 billion (maximum)

(Note)
The above proposal concerning "Acquisition of the Company's Own Shares" is subject to approval at the General Shareholders' Meeting to be held on June 24, 2003.